      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1999
                                                     Registration No. 333-____
------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------

                             FORWARD AIR CORPORATION
             (Exact name of registrant as specified in its charter)

               TENNESSEE                                  62-1120025
    (State or other jurisdiction of                    (I.R.S. Employer
    incorporation or organization)                   Identification Number)

                                430 AIRPORT ROAD
                          GREENEVILLE, TENNESSEE 37745
                                 (423) 636-7100

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               RICHARD H. ROBERTS
                                430 AIRPORT ROAD
                          GREENEVILLE, TENNESSEE 37745
                                 (423) 636-7100

   (Name and address, including zip code and telephone number, including area code, of agent for service)

     LEIGH WALTON                   COPIES OF COMMUNICATIONS TO:            RICHARD C. TILGHMAN, JR.
BASS, BERRY & SIMS PLC                                                       PIPER & MARBURY L.L.P.
FIRST AMERICAN CENTER                                                      36 SOUTH CHARLES STREET
NASHVILLE, TENNESSEE 37238                                                   BALTIMORE, MARYLAND 21201
   (615) 742-6200                                                               (410) 539-2530

                           ---------------------------


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ] __________________

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                 PROPOSED               PROPOSED
                                                                  MAXIMUM                MAXIMUM           AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE   AMOUNT TO BE      OFFERING PRICE PER          AGGREGATE         REGISTRATION
              REGISTERED                  REGISTERED(1)          SHARE(2)           OFFERING PRICE(2)         FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.........      3,450,000             $13.313              $45,929,850          $12,769
========================================================================================================================

(1) Includes 450,000 shares that the Underwriters have an option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low reported sale prices of the common stock on The Nasdaq National Market on March 31, 1999.


                           ---------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT SEEK OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                                           SUBJECT TO COMPLETION
                                                                   APRIL 7, 1999



                                3,000,000 SHARES

                        [FORWARD AIR CORPORATION'S LOGO]

                                  COMMON STOCK

                      ------------------------------------


         Forward Air Corporation provides scheduled ground transportation of cargo as a cost effective, reliable alternative to air transportation.

         Of the 3,000,000 shares of common stock offered, Forward Air Corporation is offering 1,000,000 shares and the selling shareholder is offering 2,000,000 shares. Our common stock is traded on The Nasdaq National Market under the symbol "FWRD." On April __, 1999, the last reported sale price of our common stock was $ __.__ per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE READ THE RISK FACTORS BEGINNING ON PAGE 5 BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK.




                                                                            PER SHARE                 TOTAL
                                                                       -----------------         ----------------
Public offering price............................................      $                         $
Underwriting discounts and commissions...........................      $                         $
Proceeds to Forward Air Corporation, before expenses.............      $                         $
Proceeds to selling shareholder..................................      $                         $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Several of our shareholders have granted the underwriters an option to purchase up to 450,000 additional shares to cover any over-allotments the underwriters may make in this offering. The underwriters may exercise this option until 30 days after the date of this prospectus.


BT ALEX. BROWN
                MORGAN KEEGAN & COMPANY, INC.
                                               SCOTT & STRINGFELLOW, INC.






                                __________, 1999

                                TABLE OF CONTENTS

                                                                                                               Page
PROSPECTUS SUMMARY................................................................................................1

THE OFFERING......................................................................................................3

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA.................................................................4

RISK FACTORS......................................................................................................5

USE OF PROCEEDS...................................................................................................9

CAPITALIZATION...................................................................................................10

MARKET PRICE OF COMMON STOCK.....................................................................................11

DIVIDEND POLICY..................................................................................................11

SELECTED FINANCIAL AND OPERATING DATA............................................................................12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........................................................13

BUSINESS ........................................................................................................17

MANAGEMENT.......................................................................................................25

PRINCIPAL AND SELLING SHAREHOLDERS...............................................................................27

UNDERWRITING.....................................................................................................29

LEGAL MATTERS....................................................................................................30

EXPERTS  ........................................................................................................30

WHERE YOU CAN FIND MORE INFORMATION..............................................................................30

                               PROSPECTUS SUMMARY

         This summary highlights selected information in this prospectus and may not contain all of the information that is important to you. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and the notes thereto, before making an investment decision. Unless otherwise indicated, all information in this prospectus (i) assumes no exercise of the underwriters' over-allotment option and (ii) gives effect to a two-for-one split of our common stock distributed on March 19, 1999.

         OUR BUSINESS

         We provide scheduled ground transportation of cargo as a cost effective, reliable alternative to air transportation. We transport cargo that must be delivered at a specific time but is less time-sensitive than traditional air freight. This type of cargo is frequently referred to in the transportation industry as "deferred air freight." We operate a network of 68 terminals located on or near airports in the United States and Canada, a central sorting facility in Columbus, Ohio and regional hubs serving key markets. Rather than owning our own trucks, we purchase our transportation requirements from owner-operators and, to a lesser extent, from truckload carriers. Our typical shipment consists of a pallet load of freight, often computers, telecommunications equipment, machine parts, trade show exhibit materials or medical equipment. During 1998, our average shipment weighed over 750 pounds. We have experienced rapid revenue growth from $31.2 million in 1993 to $130.4 million in 1998, a 33% compound annual growth rate. Our operating income grew from $2.8 million to $16.0 million over the same period, a 42% compound annual growth rate.

         We focus our services on: air freight forwarders, which are businesses that arrange transportation of cargo for third parties; integrated air cargo carriers; and airlines. We serve our customers by locating terminals on or near airports and maintaining regularly scheduled transportation service between major cities. We receive shipments at our terminals and transport them by truck to our central sorting facility or one of our regional hubs, where we unload and sort them. After sorting, we reload the shipments and deliver them to the terminals nearest their destinations. We ship freight directly between terminals when justified by the volume of shipments. In 1998, shipments we handled arrived within 30 minutes of their scheduled arrival time over 98% of the time, with only 1.7 incidents of loss or damage per 1,000 shipments. We typically do not provide local pickup and delivery services and, therefore, do not market our services directly to shippers. Since we do not place significant size or weight restrictions on shipments, we do not compete directly with small or overnight package delivery services such as DHL Worldwide, UPS and Airborne. Approximately 20% of the shipments we handle are for overnight delivery, with the rest for two or three day delivery.

         Businesses are increasingly requiring expedited delivery services as they minimize inventory levels, perform manufacturing and assembly operations in multiple locations and distribute their products through many channels. Expedited delivery service means freight must be delivered by an established time and date, usually overnight or within two or three days. The Colography Group, Inc., an independent industry market research and consulting company, estimates the domestic air freight market for 1999 to be approximately $6.3 billion, nearly 44% of which is for overnight delivery, with the remaining 56% for delivery within two to three days. Shippers with expedited delivery requirements have four principal alternatives to transport freight. They may use a fully integrated air cargo carrier, an airline, a less-than-truckload carrier or an air freight forwarder. Shippers are outsourcing more of their transportation logistics needs to air freight forwarders because of their reliability and cost effectiveness. We believe that we will benefit from the expected growth in demand for logistics management by air freight forwarders as shippers emphasize just-in-time inventory practices and reduce the number of transportation suppliers with whom they contract.

         COMPETITIVE ADVANTAGES

         We believe that our principal competitive advantages are:

         - We focus exclusively on providing ground transportation to the deferred air freight market. We believe this enables us to provide a higher level of service in a more cost effective manner than our competitors.

         - We concentrate our marketing on air freight forwarders, integrated air cargo carriers and airlines, and do not market our services directly to shippers. We generally do not compete with small or overnight package delivery services.

         - Our nationwide network of terminals and sorting facilities would be difficult to replicate.

         - Our low-capital-intensive business model enables us to respond quickly to changing demands and opportunities in our industry.

         - Our enhanced information systems will enable us to increase the volume of freight we handle in our network and reduce our operating costs and those of our customers.

         - We have a broad customer base, with no single customer accounting for more than five percent of our operating revenue.

         GROWTH STRATEGY

         The key elements of our growth strategy are to:

         - Increase the volume of freight transported through our network for our existing customers.

         -        Improve the efficiency of our transportation network.

         -        Develop new customers.

         -        Enhance our information systems.

         -        Expand our logistics services.

         - Pursue selected acquisitions that can increase our penetration of a geographic area, add customers or freight density or allow us to offer additional services.

         OUR HISTORY

         We commenced operating our deferred air freight business in November 1990. Until September 1998, we operated both this business and a national truckload carrier business. In September 1998, we spun off our truckload carrier business, operated as Landair Transport, Inc., to our shareholders. Our historical financial statements show the financial results of the truckload carrier business as a discontinued operation.

         Our address is 430 Airport Road, Greeneville, Tennessee 37745, and our telephone number is (423) 636-7100.

                                  THE OFFERING


Common stock offered by Forward Air Corporation....................  1,000,000 shares
Common stock offered by the selling shareholder....................  2,000,000 shares
                                                                     ----------------
         Total.....................................................  3,000,000 shares
Common stock to be outstanding after this offering.................  13,678,480 shares(1)
Use of proceeds....................................................  We will use the proceeds of this offering to repay debt.
Nasdaq National Market symbol......................................  FWRD


------------------

(1) Excludes currently outstanding options to acquire 1,387,450 shares of common stock with a weighted average exercise price of $7.79 per share.

                SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                              YEAR ENDED DECEMBER 31
                                                 ------------------------------------------------------------------------------

                                                     1994              1995           1996            1997              1998
                                                 ------------      ----------      ----------       ----------        ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
   Operating revenue                                 $ 57,914        $ 63,557        $ 80,737        $ 105,140        $ 130,438
   Total operating expenses                            53,392          57,160          72,221           92,076          114,427
                                                     --------        --------        --------        ---------        ---------
   Operating income                                     4,522           6,397           8,516           13,064           16,011
   Interest expense                                      (365)           (694)           (743)            (796)          (1,206)
   Other income (expense), net                             98              83               2              (84)              37
                                                     --------        --------        --------        ---------        ---------
   Income from continuing operations before
      income taxes                                      4,255           5,786           7,775           12,184           14,842
   Income taxes                                         1,642           2,206           2,891            4,740            5,653
                                                     --------        --------        --------        ---------        ---------
   Income from continuing operations                 $  2,613        $  3,580        $  4,884        $   7,444        $   9,189
                                                     ========        ========        ========        =========        =========

   Income from continuing operations per share:
      Basic                                          $    .23        $    .31        $    .41        $     .62        $     .74
      Diluted                                             .22             .30             .40              .60              .72

   Average common shares and equivalents
     outstanding:
      Basic                                            11,534          11,700          11,856           11,936           12,393
      Diluted                                          12,192          12,054          12,098           12,354           12,846

OPERATING DATA:
   Operating margin                                       7.8%           10.1%           10.5%            12.4%            12.3%
   Terminal facilities                                     55              56              60               62               67


                                                                                  DECEMBER 31, 1998
                                                                     -------------------------------------------
BALANCE SHEET DATA:                                                        ACTUAL               AS ADJUSTED(1)
                                                                     ------------------       ------------------
   Working capital............................................        $      7,035            $
   Total assets of continuing operations......................              56,808
   Long-term obligations of continuing operations,  net
     of current portion.......................................              20,126
   Shareholders' equity.......................................              19,071


(1) Adjusted for the sale of the 1,000,000 shares of common stock we are offering, at an assumed offering price of $___ per share, and our use of the net proceeds to repay debt.

                                  RISK FACTORS

         You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, and results of operations would likely suffer. This is also likely to cause the trading price of our common stock to decline.

OUR BUSINESS HAS SUBSTANTIAL FIXED OPERATING COSTS

         Our operations, particularly our network of terminals, represent substantial fixed costs. Therefore, a decline in the volume of freight we handle would have an adverse effect on our operating margin and our results of operations. The actual shippers of the freight moved through our network include various manufacturers and distributors of computers, telecommunications equipment, machine parts, trade show exhibit materials and medical equipment. Adverse business conditions affecting these shippers or our loss of a significant customer would cause a decline in the volume of freight shipped through our network.

EFFECT OF INCREASES IN OPERATING COSTS

         If we are unable to anticipate and react to increases in our operating costs, including labor and purchased transportation, our profitability will decline. Many of the factors affecting our operating costs are beyond our control. We may be unable to anticipate and react to changing operating costs through higher prices without a material adverse effect on our business, results of operations and financial condition.

WE MAY HAVE DIFFICULTY EFFECTIVELY MANAGING OUR GROWTH

         Our growth plans will place significant demands on our management and operating personnel. Our ability to manage our future growth effectively will require us to regularly improve our operating and management information systems and to continue to attract, retain, train, motivate and manage key employees. If we are unable to manage our growth effectively, our business, results of operations and financial condition will be adversely affected.

OUR MARKET IS HIGHLY COMPETITIVE

         The air freight transportation industry is highly competitive and very fragmented. Our competitors include regional trucking companies that specialize in handling deferred air freight and regional and national less-than-truckload carriers. To a lesser extent, we compete with integrated air cargo carriers and airlines. Our competition ranges from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources and larger freight capacity. We also face competition from our air freight forwarder customers who decide to establish their own networks to transport deferred air freight. We believe competition is based on service, primarily on-time delivery and reliability, as well as rates. This competition may cause a decrease in our volume of freight, require us to lower the prices we charge for our services and adversely affect our growth prospects.

WE MUST CONTINUE TO UPGRADE OUR TECHNOLOGY AND INFORMATION SYSTEMS

         We must regularly upgrade our information systems to remain competitive and handle higher volumes of freight through our network. If our information systems are unable to handle additional freight volumes, our service levels, operating efficiency and freight volumes will decline. We expect customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. If we are unable to upgrade our information systems to handle additional freight volumes and meet the demands of our customers, our business and results of operations will be adversely affected.

POTENTIAL LIABILITY FOR PROPERTY DAMAGE AND PERSONAL INJURIES

         Under United States Department of Transportation regulations, we are liable for property damage or personal injuries caused by owner-operators while they are operating on our behalf. We currently maintain liability insurance that we believe is adequate to cover third-party claims and self-insure for property damage to our own equipment. We could incur claims in excess of our policy limits or incur claims not covered by our insurance. Any claims beyond the limits or scope of our insurance coverage could have a material adverse effect on us. In addition, we may not be able to obtain sufficient liability insurance in the future, or if we can, it may become very expensive.

WE RELY ON OWNER-OPERATORS AND FREIGHT HANDLERS IN OUR BUSINESS

         We depend on owner-operators for most of our transportation needs. In 1998, owner-operators provided 67.9% of our transportation requirements. Competition for owner-operators is intense, and sometimes there are shortages of available owner-operators. In addition, we need a large number of freight handlers to operate our business efficiently. In periods of low unemployment in the areas where our terminals are located, we may have difficulty employing a sufficient number of freight handlers. If we have difficulty attracting and retaining qualified owner-operators and freight handlers, we may be forced to increase wages and benefits, which would increase our operating costs. We may also be unable to maintain our current delivery schedules, which could make our service less competitive, and we may be forced to curtail our planned growth. If our labor costs increase, we may not be able to offset the increased cost by increasing rates without adversely affecting our business.

         At times, the Internal Revenue Service, the Department of Labor and state authorities have asserted that owner-operators are "employees," rather than "independent contractors." Therefore, one or more governmental authorities may challenge our position that the owner-operators we use are not employees. There also may be changes to the applicable federal or state tax or other laws, or interpretations thereof. If this happens, we are likely to incur additional taxes, as well as higher workers' compensation and employee benefit costs, and possibly penalties and interest for prior periods. This could have an adverse effect on our results of operations.

OUR SUCCESS IS DEPENDENT ON OUR KEY PERSONNEL

         We are highly dependent on the continued services and efforts of our senior management team, especially Scott M. Niswonger, our Chairman and Chief Executive Officer, and Bruce A. Campbell, our President and Chief Operating Officer. The loss of the services of any member of our senior management could have a material adverse effect on our business. Mr. Niswonger, Edward W. Cook, our Senior Vice President, Chief Financial Officer and Treasurer, and Richard H. Roberts, our Senior Vice President, General Counsel and Secretary, also serve as officers of Landair Corporation. Therefore, they do not devote all of their attention to our business.

RISK OF LOSS OF TAX-FREE TREATMENT OF THE SPIN-OFF

         We have received a private letter ruling from the IRS that the spin-off of the truckload carrier business qualifies as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code. This ruling is based on the accuracy of a number of assumptions and factual representations we and Landair Corporation made to the IRS. It is possible that some of these assumptions or representations will turn out to have been incorrect. If this happened, the IRS may decide that the spin-off was a taxable event. If the spin-off were determined to be taxable, we would have to pay tax on the difference between the fair market value of the Landair Corporation common stock we distributed in the spin-off and our tax basis in the Landair Corporation common stock at the time of the spin-off. Landair Corporation would be responsible for reimbursing us for this tax only if we could show that the tax resulted from an act, misrepresentation or omission by Landair Corporation.

         The IRS ruling is dependent, in part, upon our representation that, within 12 months of the date of the spin-off, we would publicly offer newly issued shares of our common stock representing approximately 15% of the total number of shares of common stock outstanding at the time of the spin-off. To comply with this representation, we would have to publicly issue approximately 900,000 shares of our common stock in addition to the 1,000,000 shares we are offering under this prospectus. We have determined that, as a result of our current capital requirements and operating performance, we do not need to offer these additional shares. Therefore, we have requested a supplemental ruling from the IRS that our failure to offer these additional shares will not affect the tax-free treatment of the spin-off. If we do not receive this supplemental ruling, we will increase the number of shares of common stock we are selling in this offering or offer the additional shares of common stock to the public at some time after this offering.

OUR QUARTERLY OPERATING RESULTS FLUCTUATE

         Revenue and operating results are generally seasonal in the air freight transportation industry because customers usually reduce shipments during the winter after the holiday season. Our operating margins have been lower in the winter months primarily because of lower freight volumes. This seasonal pattern is likely to continue.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO OUR BUSINESS

         We are licensed by the Department of Transportation as a broker and motor carrier to arrange for the transportation of freight by truck. Our domestic customs brokerage operations are licensed by the United States Customs Service, and the Federal Maritime Commission regulates our ocean freight forwarding operations. We are also subject to federal and state environmental laws and regulations if we transport hazardous materials. If we do not comply with these laws and regulations, we could be required to pay substantial fines or have our licenses revoked. This would limit the services we can provide. The transportation industry is subject to legislative and regulatory changes that can affect the economics of our business by requiring changes in operating practices or influencing the demand for, and the cost of providing, transportation services. In addition, changes to current environmental laws or regulations may increase our operating costs and adversely affect our results of operations.

CONTROL BY MANAGEMENT

         After this offering, Scott M. Niswonger, our Chairman and Chief Executive Officer and the selling shareholder, will beneficially own or have voting control over 4,259,040 shares of our common stock. These shares represent approximately 31.1% of all outstanding shares of our common stock. Therefore, Mr. Niswonger will continue to be able to significantly influence the outcome of all matters voted on by shareholders, such as the election of directors.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

         As a Tennessee corporation, we are subject to the Tennessee Business Combination Act and the Tennessee Greenmail Act, each of which may have anti-takeover effects. In addition, our Board of Directors is currently considering adopting a shareholder rights plan that is designed to deter persons from acquiring us or a significant interest in us unless the acquisition has first been approved by our Board of Directors. The Tennessee Business Combination Act, the Tennessee Greenmail Act or, if adopted by the Board of Directors, the shareholder rights plan could delay, deter or prevent a takeover attempt that shareholders might consider to be in their best interest.

OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT

         We depend upon a significant number of computer software programs and operating systems to conduct our business. Some of our older software programs are not year 2000 compliant. We are in the process of replacing most of our key financial and operating systems as a part of the normal upgrading of our systems. In addition to our replacement program, we intend to modify some of our software and hardware so that our computer systems will function properly in and after the year 2000. We expect to complete this process by June 30, 1999.

         We are in the process of obtaining year 2000 compliance letters and reports from our significant suppliers and customers. We presently do not anticipate any major interruption in our business as a result of year 2000 issues. Therefore, we do not expect that year 2000 issues will have a material adverse effect on our business or operations or that we will incur any material expense associated with year 2000 compliance. We have not established a contingency plan to address potential year 2000 noncompliance in our systems or in those of our major suppliers or customers. We are currently considering whether we need a contingency plan. Because of our dependence on systems outside our control and because third parties with whom we have relationships may not have adequately addressed year 2000 issues, we could face unexpected problems associated with year 2000 issues. These problems could affect our operations, business or financial condition.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT MAY NOT PROVE TO BE ACCURATE

         This prospectus contains forward-looking statements relating to future events and our future financial performance. These forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and
Section 21E of the Exchange Act and are intended to be covered by the safe harbors created thereby. These statements include all statements regarding our intent, belief and expectations such as statements concerning projections of revenue, income or loss, capital expenditures, plans for growth, future operations, financing needs and plans relating to acquisitions by us. Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict or quantify for many reasons, including the factors we have discussed in "Risk Factors." Future events and our actual results may differ materially from what we expect.

                                 USE OF PROCEEDS

         We estimate that we will receive approximately $_____ from the sale of the 1,000,000 shares of common stock we are offering, assuming a public offering price of $____ per share. We will not receive any proceeds from the sale of common stock by the selling shareholder.

         We will use these net proceeds to repay outstanding debt. We borrowed this money to purchase operating equipment, to provide working capital and to make a $5.0 million capital contribution to Landair Corporation at the time of the spin-off in September 1998. This debt bears interest at LIBOR plus 1.25% (6.2% at March 31, 1999) and is due between September and December 2000.

                                 CAPITALIZATION

         The following table shows our capitalization as of December 31, 1998
(i) on an actual basis and (ii) as adjusted for our sale of the 1,000,000 shares of common stock we are offering hereby, at an assumed offering price of $___ per share, and use of the estimated net proceeds to repay debt.


                                                                             DECEMBER 31, 1998
                                                                  -------------------------------------
                                                                        ACTUAL              AS ADJUSTED
                                                                  ----------------       --------------
                                                                                 (IN THOUSANDS)
Current portion of long-term debt and capital lease
     obligations................................................      $    5,205          $
                                                                      ==========          ==============
Long-term debt and capital lease obligations, less current
     portion....................................................      $   20,126          $
                                                                      ----------          --------------
Shareholders' equity:
     Preferred stock, $0.01 par value:
         5,000,000 shares authorized, no shares outstanding.....              --
     Common stock, $0.01 par value:
         20,000,000 shares authorized; issued and outstanding:
             12,587,818 shares actual, and 13,587,818 shares
             as adjusted                                                     126
     Additional paid-in capital.................................          15,768
     Retained earnings..........................................           3,177
                                                                      ----------          --------------
     Total shareholders' equity.................................          19,071
                                                                      ----------          --------------
         Total capitalization...................................      $   39,197          $
                                                                      ==========          ==============


                          MARKET PRICE OF COMMON STOCK

           Our common stock trades on The Nasdaq National Market under the symbol "FWRD." Before September 1998, our business was combined with the truckload carrier business and traded under the symbol "LAND." Beginning on September 24, 1998, our common stock began to trade separately from the truckload carrier business. The following table shows the range of high and low sale prices for our common stock for the periods indicated, as reported by The Nasdaq National Market.


1998                                                                 HIGH                  LOW
                                                                  ---------              --------
   Third quarter (September 24-30, 1998)..................        $    8.31              $   6.25
   Fourth quarter.........................................            10.44                  6.56

1999

   First quarter..........................................        $   15.75             $    9.25
   Second quarter (through April  __, 1999)...............               --                    --


                                 DIVIDEND POLICY

           We have not paid cash dividends on our capital stock since our initial public offering in November 1993. It is our current policy to retain earnings to finance the growth of our business. Any future payment of cash dividends will depend on our financial condition, results of operations, contractual restrictions and capital requirements and other factors our Board of Directors considers relevant.

                      SELECTED FINANCIAL AND OPERATING DATA

           We derived the selected financial and operating data shown below from our financial statements, which have been audited by Ernst & Young LLP. The data below excludes the truckload carrier business, which has been accounted for as a discontinued operation, and includes allocations of corporate administrative expenses between the two businesses. We have not included balance sheet data for 1994 through 1997 because that data does not fully reflect the spin-off of the truckload carrier business and, therefore, is not representative of the financial position and capitalization of our deferred air freight business on a stand-alone basis. During 1997, we estimate that we received $2.3 million of non-recurring revenue as a result of the UPS strike. We estimate this revenue, less our variable costs and income taxes but not allocated fixed costs, gave us additional income from continuing operations of approximately $1.2 million and an additional $0.06 of diluted earnings per share. Our shareholders' equity at December 31, 1998 has been reduced for the spin-off of Landair Corporation, which had net assets of $44.3 million at the date of the spin-off.


                                                                                     YEAR ENDED DECEMBER 31
                                                     --------------------------------------------------------------------------
                                                       1994           1995             1996            1997              1998
                                                     --------       --------         -------         ---------         --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
   Operating revenue                                 $ 57,914        $ 63,557        $ 80,737        $ 105,140        $ 130,438
   Total operating expenses                            53,392          57,160          72,221           92,076          114,427
                                                     --------        --------        --------        ---------        ---------
   Operating income                                     4,522           6,397           8,516           13,064           16,011
   Interest expense                                      (365)           (694)           (743)            (796)          (1,206)
   Other income (expense), net                             98              83               2              (84)              37
                                                     --------        --------        --------        ---------        ---------
   Income from continuing
      operations before income taxes                    4,255           5,786           7,775           12,184           14,842
   Income taxes                                         1,642           2,206           2,891            4,740            5,653
                                                     --------        --------        --------        ---------        ---------
   Income from continuing operations                 $  2,613        $  3,580        $  4,884        $   7,444        $   9,189
                                                     ========        ========        ========        =========        =========

   Income from continuing operations per share:
    Basic                                            $    .23        $    .31        $    .41        $     .62        $     .74
    Diluted                                               .22             .30             .40              .60              .72

 Average common shares and equivalents
    outstanding:
    Basic                                              11,534          11,700          11,856           11,936           12,393
    Diluted                                            12,192          12,054          12,098           12,354           12,846

OPERATING DATA:
   Operating margin(1)                                    7.8%           10.1%           10.5%            12.4%            12.3%
   Terminal facilities                                     55              56              60               62               67

BALANCE SHEET DATA:                                                                                  DECEMBER 31, 1998
                                                                                                     -----------------
   Working capital.................................................................................  $       7,035
   Total assets of continuing operations...........................................................         56,808
   Long-term obligations of continuing operations, net of current portion..........................         20,126
   Shareholders' equity............................................................................         19,071

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

           We provide scheduled ground transportation of cargo on a time-definite basis. As a result of our established transportation schedule and network of terminals, our operating cost structure includes significant fixed costs. Our ability to improve our operating margins will depend on our ability to increase the volume of freight moved through our network. As an example, in the third quarter of 1997, we estimate that we received $2.3 million of non-recurring revenue as a result of the UPS strike, which gave us additional income from continuing operations of approximately $1.2 million.

           The following does not include a discussion and analysis of the truckload carrier business, which has been accounted for as a discontinued operation as a result of the spin-off.

RESULTS OF OPERATIONS

The following table shows the percentage relationship of expense items to operating revenue for the past three years.


                                                                               YEAR ENDED DECEMBER 31
                                                                               ----------------------
                                                                        1996         1997            1998
                                                                    ----------     ---------       ---------
Operating revenue.........................................              100.0%         100.0%         100.0%
Operating expenses:
       Purchased transportation...........................               44.5           43.5           43.2
       Salaries, wages and employee benefits..............               22.6           23.6           23.9
       Operating leases...................................                6.1            5.6            5.3
       Depreciation and amortization......................                2.6            2.8            3.3
       Insurance and claims ..............................                2.1            2.0            1.8
       Other operating expenses...........................               11.6           10.1           10.2
                                                                    ---------      ---------       --------

         Total operating expenses.........................               89.5           87.6           87.7
                                                                    ---------      ---------       --------

Income from operations....................................               10.5           12.4           12.3
                                                                    ---------      ---------       --------

Interest expense..........................................                0.9            0.7            0.9
Other expense, net........................................                 --            0.1             --
                                                                    ---------      ---------       --------

Income from continuing operations before income
         taxes............................................                9.6           11.6           11.4
Income taxes .............................................                3.6            4.5            4.4
                                                                    ---------      ---------       --------

Income from continuing operations.........................                6.0%           7.1%           7.0%
                                                                    =========       ========       ========


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

           Operating revenue increased by $25.3 million, or 24.1%, to $130.4 million for 1998 from $105.1 million in 1997. This increase resulted primarily from increased volume from domestic and international air cargo customers, increased operating terminals and direct shuttles, and enhanced logistics services, which were offset in part by an increase in the number of shipments during the UPS strike in the third quarter of 1997.

           Purchased transportation was 43.2% of operating revenue in 1998 compared to 43.5% in 1997. This decrease was primarily attributable to operating efficiencies resulting from increased volumes of freight transported through our network, coupled with an increase in logistics services revenue, which does not involve the transportation of freight.

           Salaries, wages and employee benefits were 23.9% of operating revenue in 1998 compared to 23.6% in 1997. This increase was due primarily to additional cargo handling wages and supervisory salaries required to operate company-operated terminals that were added since the preceding period, coupled with an increase in labor costs associated with the expansion of our logistics services.

           Operating leases, the largest component of which is terminal rent, were 5.3% of operating revenue in 1998 compared to 5.6% in 1997. This decrease was attributable to increased operating revenue.

           Depreciation and amortization expense as a percentage of operating revenue was 3.3% in 1998, compared to 2.8% in 1997. This increase was attributable to the implementation of our integrated freight order entry, tracking and billing information system during 1997 coupled with additional operating equipment required to operate company- operated terminals that were added since the preceding period.

           Insurance and claims as a percentage of revenue was 1.8% of operating revenue in 1998, compared with 2.0% in 1997. This decrease was due primarily to a decrease in the frequency and severity of accidents and lower premium costs.

           Other operating expenses remained relatively constant at 10.2% of operating revenue in 1998 compared to 10.1% in 1997.

           Income from operations increased by $2.9 million, or 22.1%, to $16.0 million for 1998 compared to $13.1 million for 1997. This increase is due primarily to a lower operating cost structure resulting from an increase in operating revenue, which allowed us to spread the fixed costs of our network over a larger revenue base. Income from operations during 1997 benefited from non-recurring revenue as a result of the UPS strike.

           Interest expense was $1.2 million, or 0.9%, of operating revenue in 1998, compared to $796,000, or 0.7%, in 1997. This increase was due to higher average net borrowing, primarily as a result of a $5.0 million capital contribution to Landair Corporation and the settlement of intercompany balances with Landair Corporation prior to the spin-off.

           The combined federal and state effective tax rate for 1998 was 38.1%, compared to a rate of 38.9% for 1997. For information concerning income taxes, as well as information regarding differences between effective tax rates and statutory rates, see note 6 of the notes to our financial statements.

           As a result of the foregoing factors, income from continuing operations increased by $1.8 million, or 24.3%, to $9.2 million for 1998, from $7.4 million in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

           Operating revenue increased by $24.4 million, or 30.2%, to $105.1 million for 1997 from $80.7 million in 1996. This increase resulted primarily from increased freight volume from domestic and international air cargo customers, which was attributable in part to an increased number of shipments during the UPS strike in the third quarter of 1997, increased operating terminals and direct shuttles and enhanced logistics services.

           Purchased transportation was 43.5% of operating revenue in 1997 compared to 44.5% in 1996. This decrease was primarily attributable to operating efficiencies resulting from increased volumes of freight transported through our network, coupled with an increase in logistics services revenue, which does not involve the transportation of freight.

           Salaries, wages and employee benefits were 23.6% of operating revenue in 1997 compared to 22.6% in 1996. This increase resulted primarily from additional cargo handling wages and supervisory salaries required to operate company-operated terminals that were added since the preceding period, coupled with an increase in labor costs associated with the expansion of our logistics services.

           Operating leases, the largest component of which is terminal rent, were 5.6% of operating revenue in 1997 compared to 6.1% in 1996. This decrease was attributable to increased operating revenue.

           Depreciation and amortization expense as a percentage of operating revenue was 2.8% in 1997 compared to 2.6% in 1996. This increase was attributable to the implementation of our integrated freight order entry, tracking and billing information system during the second half of 1997, coupled with additional operating equipment required to operate company-operated terminals that were added since the preceding period.

           Insurance and claims as a percentage of operating revenue was 2.0% of operating revenue in 1997, compared with 2.1% in 1996. This decrease was due primarily to a decrease in the frequency and severity of accidents and lower premium costs.

           Other operating expenses were 10.1% of operating revenue in 1997 compared to 11.6% in 1996. This decrease was attributable to a lower operating cost structure as a result of increased operating revenue and a reduction in commissions paid to agent terminals.

           Income from operations increased by $4.6 million, or 54.1%, to $13.1 million in 1997 compared to $8.5 million for the same period of 1996. This increase is primarily attributable to a lower operating cost structure resulting from an increase in operating revenue, which allowed us to spread the fixed cost of our network over a larger revenue base. Income from operations during 1997 benefited from non-recurring revenue as a result of the UPS strike.

           Interest expense was $796,000, or 0.7% of operating revenue in 1997 compared to $743,000, or 0.9%, in 1996. This decrease was the result of lower average net borrowing.

           The combined federal and state effective tax rate for 1997 was 38.9%, compared to a rate of 37.2% for 1996. For information concerning income taxes, as well as information regarding differences between effective tax rates and statutory rates, see note 6 of the notes to our financial statements.

           As a result of the foregoing factors, income from continuing operations increased by $2.5 million, or 51.0%, to $7.4 million for 1997 from $4.9 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

           Prior to the spin-off in September 1998, we operated our business and the truckload carrier business together. As a result, our statements of cash flows do not reflect the cash flows of our business as a stand-alone company.

           We have historically financed our working capital needs, including capital purchases, with cash flows from operations and borrowings under our bank lines of credit. Net cash provided by operating activities totaled approximately $1.9 million for 1998, $6.3 million in 1997 and $3.2 million in 1996.

           Net cash used in investing activities was approximately $17.0 million in 1998, $4.8 million in 1997 and $2.6 million in 1996. Our investing activities consisted primarily of the $5.0 million capital contribution to Landair Corporation in 1998, the acquisition of the air cargo operating assets of Adams Air Cargo, Inc. in 1997 and the acquisition of a terminal facility in 1996, along with the purchase of operating equipment and management information systems during all three years.

           Net cash provided by financing activities was $14.6 million in 1998, compared to cash used in financing activities of $766,000 in 1997 and $518,000 in 1996. Our financing activities included the continued financing of operating equipment and working capital needs, repayment of long-term debt and capital leases and the amounts received from the exercise of stock options, and common stock we issued under our employee stock purchase plan.

           We expect net capital expenditures in 1999 for operating equipment and management information systems to be less than $8.0 million. We expect to fund these expenditures through cash provided by operating activities and borrowings under our credit facilities.

           Our credit facilities include a working capital line of credit and an equipment financing facility. As long as we comply with several financial covenants and ratios, these credit facilities permit us to borrow up to $20.0 million under the working capital line of credit and up to $25.0 million under equipment financing facilities. Interest rates for advances under the facilities vary based on covenants related to total indebtedness, cash flows, results of operations and other ratios. The facilities bear interest at LIBOR plus .80% to 1.90%, expire in September and December 2000 and are secured by accounts receivable and most of our equipment. The amount we can borrow under the line of credit is reduced by the amount of any outstanding letters of credit.

           We believe that our available cash, together with the amount we will receive from this offering, expected cash generated from future operations and borrowings under available lines of credit, will be sufficient to satisfy our anticipated cash needs for at least the next 12 months.

                                    BUSINESS

RECENT SPIN-OFF

           We commenced operating our deferred air freight business in November 1990. Until September 1998, we operated our deferred air freight business and a national truckload carrier business. In September 1998, we spun off our truckload carrier business, operated as Landair Transport, Inc., to our shareholders. In connection with the spin-off, we received a private letter ruling from the IRS that the spin-off qualifies as a tax-free distribution for federal income tax purposes.

INDUSTRY OVERVIEW

           As businesses minimize inventory levels, perform manufacturing and assembly operations in multiple locations and distribute their products through many channels, they more frequently require expedited delivery services. Expedited shipments are those shipments that the customer requires to be delivered the next day or within two to three days, usually at a specified time or within a specified time window. The Colography Group, Inc., an independent industry market research and consulting company, estimates the domestic air freight market for 1999 to be approximately $6.3 billion, nearly 44% of which is for overnight delivery, with the remaining 56% for delivery within two to three days.

           Shippers with expedited delivery requirements have four principal alternatives to transport freight: they may use a fully integrated air cargo carrier, an airline, a less-than-truckload carrier or an air freight forwarder. Integrated air cargo carriers provide pick-up and delivery services primarily using their own fleet of trucks and provide transportation services using their own fleet of aircraft. Airlines provide airport to airport service, but have limited cargo space and generally accept only shipments weighing less than 150 pounds. Less-than-truckload carriers provide pick-up and delivery services through their own fleet of trucks. The national less-than-truckload carriers operate terminals where freight is unloaded, sorted and reloaded multiple times in a single shipment. The additional handling increases transit time, handling costs and the likelihood of cargo damage. An air freight forwarder obtains shipments from customers, makes arrangements for transportation of the cargo by a third party carrier and usually arranges for both delivery from the shipper to the carrier and from the carrier to the recipient.

           Although expedited freight is primarily transported by aircraft, transportation by truck often is a viable alternative, especially for shipments requiring deferred delivery. Generally, the cost of shipping freight, especially heavy freight, by truck is substantially less than shipping by aircraft. We believe there are several trends that are increasing demand for lower-cost truck transportation of expedited freight. These trends include:

           Increased Outsourcing of Logistics Management to Third Parties. Air freight forwarders are playing an increasingly important role in logistics management. As the growing emphasis on just-in-time processes has added to the complexity of logistics management, companies are finding it more advantageous to outsource their logistics management functions to third parties. In contrast to integrated air cargo carriers and less-than-truckload carriers that are focused on utilizing their own, fixed-cost assets, air freight forwarders can select from various transportation modes and suppliers to meet their customers' shipping requirements, thereby serving their customers less expensively. Air freight forwarders generally handle shipments of any size and offer customized shipping options, unlike integrated air cargo carriers and less-than-truckload carriers.

           Integrated Air Cargo Carriers' Increased Focus on Expedited Freight. Integrated air cargo carriers that transport heavy freight, such as Emery Worldwide and BAX Global, are increasingly targeting their marketing efforts at higher yielding expedited or overnight freight to better utilize their high fixed cost infrastructures. As a result, these carriers are increasingly outsourcing deferred freight to surface transportation providers like us.

         Reduced Airline Cargo Capacity. Since the 1980's, when the airlines eliminated many of their all-cargo aircraft, growth in demand for air cargo services has generally outpaced the growth of aircraft cargo capacity. More recently, airlines have been modifying their domestic route systems to provide higher frequency service to more destinations, therefore replacing many of their wide-body aircraft with narrow-body aircraft that have less cargo capacity. Federal Aviation Administration mandates have also reduced air cargo capacity because most all-cargo aircraft are older, and it often is not economically feasible to modify these older aircraft to meet the FAA's noise reduction standards.

COMPETITIVE ADVANTAGES

           We believe that our competitive advantages are:

           - Exclusive focus on the deferred air freight market. We focus exclusively on providing ground transportation services to the deferred air freight market. We believe that this exclusive focus and our commitment to reliable service has enabled us to provide a higher level of service in a more cost effective manner than our competitors. In 1998, shipments we handled arrived within 30 minutes of their scheduled arrival times over 98% of the time, with only 1.7 incidents of loss or damage per 1,000 shipments.

           - Concentrated marketing strategy. We provide our services to air freight forwarders, integrated air cargo carriers and airlines rather than marketing our services directly to shippers. We do not place significant size or weight restrictions on shipments and, therefore, do not compete with small or overnight package delivery services such as DHL Worldwide, UPS and Airborne. We believe that air freight forwarders prefer to purchase their transportation services from us because we do not market our services to their shipper customers and are not competing with them for customers.

           - Established nationwide network of terminals and sorting facilities. We have built a network throughout the United States and Canada located on or near airports. We believe it would be difficult for a competitor to duplicate our nationwide network without the expertise we have acquired and without expending significant management resources and capital. Our network enables us to provide regularly scheduled service between most markets, on-time delivery with minimal freight damage or loss, all at rates significantly below air freight rates.

           - Low-capital-intensive business model. We purchase virtually all of our transportation requirements from owner-operators or truckload carriers, rather than acquiring and operating our own tractors. This allows us to respond quickly to changing demands and opportunities in our industry and to generate a higher return on assets with lower capital expenditures.

           - Enhanced technology. We are committed to using information technology to improve our service and reduce our operating costs. Technology allows us to increase the volume of freight that we can handle in our network and provides real-time tracking and tracing of shipments throughout the transportation process. We are currently enhancing our systems to permit all participants in a shipment to obtain real-time information about that shipment via the Internet.

           - Broad customer base. We have established close relationships with a large number of air freight forwarders, integrated air cargo carriers and airlines. Our five largest customers only accounted for approximately 17% of our operating revenue in 1998, and no single customer accounted for more than 5%.

GROWTH STRATEGY

           The key elements of our growth strategy are to:

           - Increase freight volume from existing customers. Many of our customers currently use us for only a portion of their overall transportation needs. In addition, many of our air freight forwarder customers are growing rapidly, and we expect that they will have a greater need for our services as their businesses grow. We will continue to market directly to these customers to capture additional freight volume.

           - Improve efficiency of our transportation network. We constantly seek to improve the efficiency of our network without changing our infrastructure or incurring significant capital expenses. As the volume of freight between key markets increases, we intend to continue to add regional hubs and direct shuttles. Additional regional hubs and direct shuttles improve our efficiency by reducing the number of miles freight must be transported and reducing the number of times freight must be handled and sorted. Increased freight volumes should increase our profits and operating margins because of the relatively fixed cost nature of our operations.

           - Develop new customers. We will actively market our services to potential new air freight forwarder customers. We believe air freight forwarders will move away from integrated air cargo carriers because of those carriers' higher costs and away from less-than-truckload carriers because of those carriers' less reliable service. We also believe that there is significant potential for increased freight volume from airlines as well as from the integrated air cargo carriers.

           - Enhance information systems. We are committed to continued enhancement of our information systems in ways that can provide us both competitive service advantages and increased productivity. We believe that our customers will increasingly demand more sophisticated information systems to track and trace shipments. We believe our enhanced systems will enable us to retain existing customers and encourage them to increase the volume of freight they send through our network. We also believe these enhanced information systems will attract new customers, particularly air freight forwarders who do not want to develop their own information systems.

           - Expand logistics services. We will continue to expand our national and international logistics services to increase revenue and improve utilization of our terminal facilities and labor force. We have added a number of services in the past few years, such as subletting dock, warehouse or office space and insurance, customs brokerage and terminal handling services. These services directly benefit our customers, particularly air freight forwarders who cannot justify providing the services for themselves, attract new customers and improve utilization of our network by increasing our revenue without significantly increasing our costs.

           - Pursue acquisitions. We intend to pursue acquisitions that can increase our penetration of a geographic area, add customers or freight density or allow us to offer additional services.

OPERATIONS

           We receive freight from air freight forwarders, airlines and integrated air cargo carriers at our terminals, which are located on or near airports in the United States and Canada. We consolidate and transport these shipments by truck through our network to the terminals nearest the ultimate destinations of the shipments. We operate regularly scheduled service to and from each of our terminals through our Columbus, Ohio central sorting facility or through one of our regional hubs. We also operate regularly scheduled shuttle service directly between cities where the volume of freight warrants bypassing our Columbus sorting facility or a regional hub. When a shipment arrives at the terminal nearest its destination, the customer arranges for the shipment to be picked up at the terminal and delivered to its final destination.

           A typical shipment consists of a pallet load of freight, often computers, telecommunications equipment, machine parts, trade show exhibit materials or medical equipment. During 1998, our average shipment weighed over 750 pounds. Shipments range from small boxes weighing only a few pounds to large shipments of several thousand pounds. Although we impose no significant size or weight restrictions, we focus our marketing and price structure on shipments of 200 pounds or more. As a result, we do not directly compete for most of our business with overnight couriers or small package delivery companies.

Terminals

           Our terminals are located in the following cities:

City                                Airport Served            City                                    Airport Served
----                                --------------            ----                                    --------------
Albany, NY............................   ALB                  Milwaukee, WI...............................   MKE
Atlanta, GA...........................   ATL                  Minneapolis, MN.............................   MSP
Austin, TX............................   AUS                  Mobile, AL..................................   MOB
Baltimore, MD.........................   BWI                  Montreal, Canada............................   YUL
Baton Rouge, LA.......................   BTR                  Nashville, TN...............................   BNA
Birmingham, AL........................   BHM                  Newark, NJ..................................   EWR
Boston, MA............................   BOS                  Newburgh, NY  ..............................   SWF
Buffalo, NY...........................   BUF                  New Orleans, LA.............................   MSY
Charleston, SC........................   CHS                  New York, NY................................   JFK
Charlotte, NC.........................   CLT                  Norfolk, VA.................................   ORF
Chicago, IL...........................   ORD                  Oklahoma City, OK...........................   OKC
Cincinnati, OH........................   CVG                  Omaha, NE...................................   OMA
Cleveland, OH.........................   CLE                  Orlando, FL.................................   MCO
Columbia, SC..........................   CAE                  Ottawa, Canada..............................   YOW
Columbus, OH..........................   CMH                  Philadelphia, PA............................   PHL
Dallas/Ft. Worth, TX..................   DFW                  Phoenix, AZ.................................   PHX
Dayton, OH............................   DAY                  Pittsburgh, PA..............................   PIT
Denver, CO............................   DEN                  Portland, OR................................   PDX
Detroit, MI...........................   DTW                  Raleigh, NC.................................   RDU
El Paso, TX...........................   ELP                  Richmond, VA................................   RIC
Greensboro, NC........................   GSO                  Rochester, NY...............................   ROC
Greenville, SC........................   GSP                  Sacramento, CA..............................   SMF
Hartford, CT..........................   BDL                  Salt Lake City, UT..........................   SLC
Houston, TX...........................   IAH                  San Antonio, TX.............................   SAT
Huntsville, AL........................   HSV                  San Diego, CA...............................   SAN
Indianapolis, IN......................   IND                  San Francisco, CA...........................   SFO
Jacksonville, FL......................   JAX                  Seattle, WA.................................   SEA
Kansas City, MO.......................   MCI                  St. Louis, MO...............................   STL
Lafayette, LA.........................   LFT                  Syracuse, NY................................   SYR
Las Vegas, NV.........................   LAS                  Tampa, FL...................................   TPA
Los Angeles, CA.......................   LAX                  Toledo, OH..................................   TOL
Louisville, KY........................   SDF                  Toronto, Canada.............................   YYZ
Memphis, TN...........................   MEM                  Tulsa, OK...................................   TUL
Miami, FL.............................   MIA                  Washington, DC..............................   IAD

Independent agents operate 12 of these terminals, which typically handle relatively low volumes of freight.

Shuttle Service and Regional Hubs

           We operate direct terminal-to-terminal shuttles and regional overnight service between cities where justified by freight volumes. We currently provide regional overnight service to many of the markets within our network. Direct service allows us to provide quicker scheduled service at a lower cost because we can transport freight over the most direct route and eliminate the added time and cost of handling the freight at our central or a regional hub sorting facility. Direct shipments also reduce the likelihood of damage because of reduced handling and sorting of the freight. As we continue to increase volume between various cities, we intend to continue to add direct shuttles. For example, our Northeast Shuttle transports freight between Albany, Baltimore, Boston, Buffalo, Hartford, Newark, Newburgh, New York, Philadelphia, Rochester, Syracuse and Washington. We accomplished this by direct shipment, as from Boston to Newark, or by overnight service routed through our Newburgh regional hub. Where warranted by sufficient volume in a region, we utilize larger terminals as regional sorting hubs, which allows us to bypass the Columbus sorting facility. These regional hubs improve our operating efficiency and enhance our customer service. We currently operate regional hubs in Atlanta, Dallas/Ft. Worth, Kansas City, Los Angeles, New Orleans, Newburgh, Orlando and San Francisco.

Shipments

           Since we commenced operations in November 1990, the weekly volume of freight handled by our network has increased from an average of approximately
1.2 million pounds to over 17.3 million pounds as shown below:


                                               AVERAGE WEEKLY
                                              VOLUME IN POUNDS
                                              ----------------
                                               (IN MILLIONS)
1990......................................          1.2
1991......................................          1.4
1992......................................          2.3
1993......................................          3.8
1994......................................          7.4
1995......................................          8.5
1996......................................         10.5
1997......................................         13.3
1998......................................         17.3

CUSTOMERS AND MARKETING

           Our customers are air freight forwarders, airlines and integrated air cargo carriers. Our air freight forwarder customers vary in size from small, independent, single facility companies to large, international logistics companies, such as USF Seko Worldwide, Associated Global Systems, Pilot Air Freight, AIT Freight Systems, and Eagle USA Air Freight. Our airline customers include Virgin Atlantic, Lufthansa, Air Nippon, Air France, Korean Airlines, KLM and Japan Airlines. Because of our reputation for dependable service, integrated air cargo carriers such as Emery Worldwide, Airborne and BAX Global utilize our services to provide overflow capacity.

           We market our services through a sales and marketing staff located in various regions of the United States. Our senior management also is actively involved in sales and marketing at the national account level and supports local sales activity. We have a strong commitment to marketing and focus on air freight forwarders, airlines and integrated air cargo carriers that have time sensitive shipping requirements requiring customized services. We also participate in air cargo trade shows and advertise our services through direct mail programs and point of sale material.

LOGISTICS SERVICES

           Customers increasingly demand more than the movement of freight from their transportation providers. To meet these demands, we continually seek ways to customize our logistics services and add new services. Logistics services increase our profit margins by increasing our revenue without corresponding increases in our costs.

           Our logistics services include providing:

           -      dock, warehouse and office space;

           - customs brokerage, such as assistance with customs procedures for both import and export shipments; and

           - terminal handling, such as shipment build-up and break-down and reconsolidation of air or ocean pallets or containers.

TECHNOLOGY AND INFORMATION SYSTEMS

           The regular enhancement of our information systems is a key component of our growth strategy. We have invested and will continue to invest significant management and financial resources on improving our information systems in an effort to provide accurate, real-time information to our management and customers. We believe the ability to provide accurate, real-time information on the status of shipments will become increasingly important and that our efforts in this area will result in both competitive service advantages and increased productivity throughout our network.

           In 1995, we began development of a comprehensive freight order entry, tracking and billing system. We began to implement Phase I of the system in the second quarter of 1997 and completed installation of Phase I in the first quarter of 1998. As part of Phase I, we implemented a real-time, dedicated communications network to link all of our terminals, customer service and administrative locations. The system permits us to track and trace a shipment from initial entry through the transportation process to the point of delivery, as well as through the billing and collection process. We can access daily financial information covering the entire network, a particular terminal, a particular customer or a given shipment.

           We have also begun development of our Air Cargo Services or "ACS" system. ACS is designed to seamlessly integrate all of the participants in a shipment, including shippers, air freight forwarders and other service providers. The system is based on Internet technology. Its functions will include:

           -        shipment data capture;
           -        transportation service scheduling;
           -        on-line status tracking;
           -        service rating;
           -        consolidated billing;
           -        EDI communications;
           -        report generating; and
           -        customer access to shipment analysis reporting.

ACS will allow all of these functions to be viewed in real-time. Web hosting services, integrated with ACS functions, will allow air freight forwarders to use our technology and information systems to help them compete more effectively with integrated air cargo carriers. During the second quarter of 1999, we plan to provide the ACS system to a core group of airline customers for in-service testing. Following that testing, we will target air freight forwarders. Full implementation of ACS is scheduled to be completed within the next two years.

           The ACS system and our other major information systems are being developed through Logistics Technology, Inc., one of our wholly-owned subsidiaries. Logistics Technology provides Internet services and technology support for us and other companies. John H. Traendly, our Vice President, Information Systems, is the

President and Chief Executive Officer of Logistics Technology. He has an option to purchase from us up to 20% of the common stock of Logistics Technology.

           Each of our owner-operators has installed a two-way satellite communication system to provide us with continuous communications capability. This allows us to locate a truck at any time and to follow its progress while in transit. The information received through this system has been integrated into and can be accessed through our other information systems.

PURCHASED TRANSPORTATION

            We contract for most of our transportation services from owner-operators. These contracts can generally be terminated by either party upon 30 days' notice. The owner-operators own, operate and maintain their own vehicles and employ their own drivers. We also purchase transportation from Landair Corporation and from other truckload carriers to handle overflow volume. Of the $56.3 million of purchased transportation in 1998, we purchased 67.9% from owner-operators, 7.9% from Landair Corporation and 24.2% from other common carriers.

           We establish long-term relationships with owner-operators to assure dependable service and availability, and we have experienced turnover of less than 10% per year during the past five years. We have established guidelines relating to safety records, driving experience and personal evaluations that we use to select our owner-operators. To enhance our relationship with the owner-operators, we pay per mile rates above prevailing market rates and offer each driver a consistent work schedule, typically to the same destination.

COMPETITION

           The air freight transportation industry is highly competitive and very fragmented. Our competitors include regional trucking companies that specialize in handling deferred air freight and regional and national less-than-truckload carriers. To a lesser extent, we compete with integrated air cargo carriers and airlines. Our competition ranges from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources and larger freight capacity. We also face competition from our air freight forwarder customers who decide to establish their own networks to transport deferred air freight. We believe competition is based on service, primarily on-time delivery and reliability, as well as rates. We believe we offer our services at rates that are substantially below the charge to transport the same shipment to the same destination by air. We believe we have an advantage over less-than-truckload carriers based upon our reputation for faster, more reliable service between many cities.

EMPLOYEES

           As of December 31, 1998, we employed approximately 1,300 persons, 750 of whom were freight handlers and customer service personnel. None of our employees is covered by a collective bargaining agreement. We recognize that our workforce, including our freight handlers, is one of our most valuable assets. The recruitment, training and retention of qualified employees are essential to support our continued growth and to meet the service requirements of our customers.

RISK MANAGEMENT AND LITIGATION

           Under Department of Transportation regulations, we are liable for property damage or personal injuries caused by owner-operators while they are transporting freight on our behalf. We currently maintain liability insurance that we believe is adequate. We are self-insured for property damage to our own equipment. We believe that our insurance coverage is sufficient to adequately protect us from significant claims.

           From time to time, we are a party to litigation arising in the normal course of our business, most of which involves claims for personal injury, property damage related to the transportation and handling of freight or workers' compensation. We do not believe that any pending actions, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

REGULATION

           We are licensed by the Department of Transportation as a broker and motor carrier to arrange for the transportation of freight by truck. Our air freight business is subject to regulation as an indirect air cargo carrier under the Federal Aviation Act, although freight brokers have been exempted from most of the requirements of the Federal Aviation Act by the Economic Aviation Regulations promulgated thereunder. In addition, our domestic customs brokerage operations are subject to the licensing requirements of the United States Department of the Treasury and are regulated by the United States Customs Service. The Federal Maritime Commission regulates our ocean freight forwarding operations.

           We are also licensed as an interstate motor carrier by the Federal Highway Administration. Interstate motor carriers are subject to safety requirements prescribed by the FHA and state agencies. Matters such as weight and dimensions of equipment are also subject to federal and state regulations. Our Canadian operations are subject to similar requirements.

           We believe that we are in substantial compliance with applicable regulatory requirements relating to our operations. If we do not comply with applicable laws and regulations, we could be required to pay substantial fines and could have our licenses revoked.

           We are also subject to federal and state environmental laws and regulations, including those dealing with the transportation of hazardous materials and storage of fuel. We believe that we are in substantial compliance with applicable environmental laws and regulations. We do not expect any material expenditures for compliance with federal, state or local environmental laws and regulations in 1999.

PROPERTIES AND EQUIPMENT

           Our headquarters are located in a facility we share with Landair Corporation in Greeneville, Tennessee. We lease this building from the Greenville-Greene County Airport Authority. We constructed our central sorting facility in Columbus, Ohio in 1994. We own our facility in Atlanta.

           We lease 54 additional terminal facilities for terms typically ranging from three to five years. We share four of our terminals with Landair Corporation. We believe that in most of the markets we serve, replacement space comparable to these terminal facilities is readily obtainable. We believe that our facilities are adequate to support our current operations. Our remaining 12 terminals are agent stations operated by independent agents who handle freight for us on a commission basis.

           We own or lease the trailers we use to move freight through our network. Substantially all of our trailers are 53' long, and many have specialized roller bed equipment required to serve air cargo industry customers. The average age of our company-owned trailer fleet was approximately 1.2 years at December 31, 1998.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

           The following are Forward Air Corporation's executive officers and directors:

                      Name                    Age                         Position
            ------------------------        --------       --------------------------------------
Scott M. Niswonger.......................     51           Chairman of the Board and Chief Executive Officer
Bruce A. Campbell........................     47           President, Chief Operating Officer and Director
Edward W. Cook...........................     40           Senior Vice President, Chief Financial Officer, Treasurer and Director
Richard H. Roberts.......................     44           Senior Vice President, General Counsel, Secretary and Director
David E. Queen...........................     52           Senior Vice President, Operations
Michael A. Roberts.......................     54           Senior Vice President, Sales and Marketing
James R. Weiland.........................     54           Senior Vice President, Sales
John H. Traendly.........................     53           Vice President, Information Systems
James A. Cronin, III.....................     44           Director
Hon. Robert Keith Gray...................     73           Director

           There are no family relationships between any of our executive officers or directors. All officers serve at the pleasure of the Board of Directors.

           Scott M. Niswonger is a co-founder of Forward Air Corporation, has served as a director since its founding in 1981 and as our Chairman of the Board and Chief Executive Officer since February 1988. Mr. Niswonger also served as our President from 1981 until August 1998. Mr. Niswonger serves as Chairman, Chief Executive Officer and a director of Landair Corporation and on the Regional Advisory Board of First Tennessee Bank National Association.

           Bruce A. Campbell has served as our Chief Operating Officer since April 1990, a director since April 1993 and our President since August 1998. Mr. Campbell was our Executive Vice President from April 1990 until August 1998. Prior to joining us, Mr. Campbell served as Vice President of Ryder-Temperature Controlled Carriage in Nashville, Tennessee from September 1985 until December 1989.

           Edward W. Cook has served as our Senior Vice President, Chief Financial Officer and a director since September 1994 and as our Treasurer since May 1995. Prior to joining us, Mr. Cook was employed as a certified public accountant by Ernst & Young LLP for 11 years, most recently as a senior manager in the Nashville, Tennessee office. Mr. Cook also serves as Senior Vice President, Chief Financial Officer and Treasurer of Landair Corporation.

           Richard H. Roberts has served as our Senior Vice President and General Counsel since July 1994 and as Secretary and a director since May 1995. Prior to joining us, Mr. Roberts was a partner with the Baker, Worthington, Crossley & Stansberry law firm from 1991 until 1994. Mr. Roberts also serves as a director of Miller Industries, Inc. and as Senior Vice President, General Counsel, Secretary and a director of Landair Corporation.

           David E. Queen has served as our Senior Vice President, Operations since October 1997. He served as our Vice President of Operations and General Manager from November 1987 until 1997. From 1984 to 1987, Mr. Queen was Manager of the Columbus, Ohio hub for The Flying Tiger Line.

           Michael A. Roberts has served as our Senior Vice President, Sales and Marketing since April 1990. He served as our Vice President of Marketing from November 1987 until 1990. Mr. Roberts served as a consultant to our company from 1982 to 1987.

           James R. Weiland has served as our Senior Vice President, Sales since October 1997. He served as our Vice President, Sales from November 1990 until 1997. From 1984 to 1990, Mr. Weiland served us in a number of capacities, including Regional Operations Manager and Director of Sales and Marketing.

           John H. Traendly has served as our Vice President, Information Systems since March 1998. Since July 1998, Mr. Traendly has also served as President and Chief Executive Officer of Logistics Technology, Inc., our wholly-owned subsidiary that provides Internet services and technology support for us and other companies. From November 1994 to February 1998, Mr. Traendly was Managing Director, Air, Ground, Terminals and Transportation, Surface Movement Systems, for Federal Express Corporation. From May 1994 to November 1994, Mr. Traendly served as a consultant for Federal Express Corporation.

         James A. Cronin, III has served as a director since 1993. Since June 1996, Mr. Cronin has served as Chief Operating Officer, Executive Vice President, Finance and a director of Ascent Entertainment Group, Inc., and a director of On Command Corp., both multimedia entertainment companies. From June 1992 until June 1996, he was a private investor. Mr. Cronin was a partner in Alfred Checchi Associates, a private investment firm in Los Angeles, California, from 1989 to 1992. Mr. Cronin served as President and Chief Executive Officer of Tiger International, Inc. and The Flying Tiger Line from 1987 to 1989.

           Robert Keith Gray has served as a director since 1993. Mr. Gray has been Chairman and Chief Executive Officer of Gray and Company II, a public relations company, since November 1992. Since 1981, Mr. Gray has also been Chairman of Gray Investment Companies and Powerhouse Leasing Corp. From 1991 to 1992, Mr. Gray was Chairman of Hill & Knowlton Public Affairs Worldwide/USA and was its Chief Executive Officer from 1986 to 1991. Mr. Gray has served in various government positions, including Special Assistant to the Secretary of the Navy, Secretary of the Cabinet and Special Assistant to President Eisenhower.

                       PRINCIPAL AND SELLING SHAREHOLDERS

           The following table shows ownership of our common stock by (i) each director, (ii) our chief executive officer and our four other highest paid executive officers, (iii) all directors and executive officers as a group and
(iv) each other person known to own more than five percent of our common stock. The rules of the Securities and Exchange Commission require that every person who has or shares the power to vote or dispose of shares of stock be reported as the owner of those shares. As a result, more than one person may be deemed to be the owner of the same shares. The SEC rules also consider shares of stock that a person has the right to acquire within 60 days upon the exercise of stock options to be outstanding for the purpose of calculating that person's ownership, but those shares are not deemed outstanding for the purpose of calculating the ownership of any other person. Except as otherwise indicated, each shareholder listed in the table has sole voting and investment power over the capital stock owned by them.

                                                                              NUMBER OF
                                               BENEFICIAL OWNERSHIP            SHARES             BENEFICIAL OWNERSHIP AFTER
                NAME                          PRIOR TO THIS OFFERING          OFFERED(1)                  THIS OFFERING
------------------------------------     ------------------------------      -------------       ---------------------------------
                                            NUMBER OF                                               NUMBER OF
                                              SHARES         PERCENT                                  SHARES            PERCENT
                                         ----------------  ------------                          ----------------     ------------
Scott M. Niswonger(2)...............            6,259,040       49.4%       2,000,000                   4,259,040         31.1%
Merrill Lynch & Co., Inc.(3)........            1,288,200       10.2              ---                   1,288,200          9.4
Wellington Management
     Company, LLP(4)................            1,046,800        8.3              ---                   1,046,800          7.7
Bruce A. Campbell(5)................              166,068        1.3              ---                     166,068          1.2
Hon. Robert Keith Gray(6)...........              141,450        1.1              ---                     141,450          1.0
Michael A. Roberts(7)...............              124,386          *              ---                     124,386          *
Richard H. Roberts(8)...............              110,884          *              ---                     110,884          *
Edward W. Cook(9)...................               94,760          *              ---                      94,760          *
James A. Cronin, III(6).............               78,050          *              ---                      78,050          *
David E. Queen(10)..................               45,938          *              ---                      45,938          *
John Traendly(11)...................                   --         --              ---                          --           --
All directors and executive
     officers as a group
     (10 persons)(12)...............            7,074,014       55.8%       2,000,000                   5,074,014         37.1

---------------
*  Less than one percent.
(1) Several shareholders, including some of our executive officers, have granted the underwriters an option to purchase up to an aggregate of 450,000 shares to cover over-allotments.
(2) Address: c/o Forward Air Corporation, 430 Airport Road, Greeneville, Tennessee 37745. Includes 600 shares held by Mr. Niswonger as custodian for his grandson and 600 shares that are held by Mr. Niswonger's spouse as custodian for one of her children.
(3) Address: World Financial Center, North Tower, 250 Vesey Street, New York, New York 10381. Merrill Lynch is a parent holding company. Two of Merrill Lynch's indirectly-owned asset management subsidiaries reported shared voting and dispositive power over all shares.
(4) Address: 75 State Street, Boston, Massachusetts 02109. Wellington is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington reported shared voting power over 625,200 shares and shared dispositive power over all shares.
(5) Mr. Campbell holds options to purchase 289,592 shares, 58,340 of which are exercisable and included above.
(6) Messrs. Gray and Cronin each hold options to purchase 75,000 shares, 56,250 of which are exercisable and included above.
(7) Includes 2,370 shares held by Mr. Roberts' spouse. Mr. Roberts holds options to purchase 87,688 shares, 45,188 of which are exercisable and included above.
(8) Mr. Roberts holds options to purchase 142,500 shares, 93,750 of which are exercisable and included above.

(9) Includes 2,000 shares held by Mr. Cook's spouse. Mr. Cook holds options to purchase 108,200 shares, 59,450 of which are exercisable and included above.
(10) Mr. Queen holds options to purchase 87,688, 45,188 of which are exercisable and included above.
(11)     Mr. Traendly holds options to purchase 20,000 shares.
(12)     Includes 467,854 options that are exercisable and included above.

                                  UNDERWRITING

            We and the selling shareholder have entered into an underwriting agreement with the underwriters named below in which they have severally agreed to purchase from us and the selling shareholder the number of shares of common stock set forth beside their names below. BT Alex. Brown Incorporated, Morgan Keegan & Company, Inc. and Scott & Stringfellow, Inc. are the representatives of the underwriters.

                                                                                                         Number of
               Underwriters                                                                               Shares
               ------------                                                                              ---------
BT Alex. Brown Incorporated........................................................................
Morgan Keegan & Company, Inc.......................................................................
Scott & Stringfellow, Inc..........................................................................






                                                                                                         -----------

                                                                                 TOTAL                   3,000,000
                                                                                                         ===========

           The obligation of the underwriters to purchase the common stock is subject to the terms and conditions set forth in the underwriting agreement. The underwriting agreement requires the underwriters to purchase all of the shares of the common stock offered by this prospectus, if any are purchased. The shares of common stock offered by the underwriters pursuant to this prospectus are subject to prior sale, when, as and if delivered to and accepted by the underwriters, and subject to the underwriters' right to reject any order in whole or in part.

           The underwriters have advised us and the selling shareholder that they propose to offer the shares of common stock to the public at the public offering price of $____ per share. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $___ per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $___ per share from the public offering price. The underwriters may change the public offering price after the common stock is released for sale to the public.

           The underwriters may sell more shares than the total number set forth in the table above. To cover these sales, several of our shareholders have granted the underwriters an option to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days after the date of this prospectus only to cover these sales. To the extent the underwriters exercise this option, each of the underwriters will purchase shares in approximately the same proportion as the number of shares of common stock to be purchased by it shown in the above table bears to 3,000,000, and the selling shareholders will be obligated, pursuant to the option, to sell those shares to the underwriters. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.

           We and the selling shareholders have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

           To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than such underwriter is committed to purchase. Additionally, to cover over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they do, they may discontinue doing so at any time. The underwriters also may reclaim selling concessions allowed to an underwriter or dealer, if the underwriters repurchase shares distributed by the underwriter or dealer.

           We have agreed not to offer, sell or make any other disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock for a period of 90 days after the date of this prospectus, directly or indirectly, without the prior written consent of BT Alex. Brown Incorporated. We may, however, without this consent, issue options granted under our stock option plan and issue shares (1) upon exercise of options granted under the stock option plan, (2) in connection with acquisitions of businesses and (3) to the extent necessary to comply with the IRS letter ruling related to the spin-off.

           Our executive officers and directors and the selling shareholders have agreed not to offer, sell, contract to sell, transfer, hypothecate, pledge, or otherwise dispose of any shares of common stock or any of our other securities in any manner or request the registration of any of our securities for a period of 90 days from the date of this prospectus without the prior written consent of BT Alex. Brown Incorporated. These restrictions will be applicable to any shares acquired by any of those persons during the applicable restricted period.

                                  LEGAL MATTERS

           The validity of the common stock offered by this prospectus will be passed upon for us and the selling shareholders by Bass, Berry & Sims PLC, Nashville, Tennessee. Various legal matters relating to this offering will be passed upon for the underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                     EXPERTS

           Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their reports. We have included and incorporated by reference our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: Chicago Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional office, Seven World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site (www.sec.gov) that contains periodic reports, proxy statements and other information regarding registrants, including us.

           We have filed a Registration Statement on Form S-3 to register the common stock offered by this prospectus. This prospectus is a part of the registration statement. This prospectus does not contain all of the information you can find in the registration statement or the exhibits and schedules to the registration statement.

           The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus.


           This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us.

         1. Our Annual Report on Form 10-K for the year ended December 31, 1998; and

         2. The description of our common stock contained in our registration statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description prior to the termination of this offering.

           We also incorporate by reference additional documents that may be filed with the SEC between the date of this prospectus and the completion of the offering contemplated by this prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

           If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them from us, the SEC, or the SEC's Internet web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from Richard H. Roberts, Senior Vice President, General Counsel, and Secretary, at our principal executive offices located at 430 Airport Road, Greeneville, Tennessee 37745, (423) 636-7100.

           You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from, or in addition to, what is contained in this prospectus. This prospectus is dated _____________, 1999. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

                         Index to Financial Statements


                                                                            Page No.
                                                                            --------
Report of Ernst & Young LLP, Independent Auditors.............................F-2
Consolidated Balance Sheets - December 31, 1997 and 1998......................F-3
Consolidated Statements of Income - Years Ended December 31, 1996,
   1997 and 1998..............................................................F-4
Consolidated Statements of Shareholders' Equity - Years Ended
   December 31, 1996, 1997 and 1998...........................................F-5
Consolidated Statements of Cash Flows - Years Ended December 31, 1996,
   1997 and 1998..............................................................F-6
Notes to Consolidated Financial Statements - December 31, 1998................F-7

                         Report of Independent Auditors



The Board of Directors and Shareholders
Forward Air Corporation

We have audited the accompanying consolidated balance sheets of Forward Air Corporation (formerly Landair Services, Inc.) as of December 31, 1997 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Forward Air Corporation at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP


Nashville, Tennessee
February 2, 1999, except for
  Note 13, as to which the
  date is February 24, 1999

                             Forward Air Corporation

                           Consolidated Balance Sheets



                                                                  December 31
                                                             1997           1998
                                                           -----------------------
                                                                (In thousands)
ASSETS
Current assets:
     Cash and cash equivalents                             $    895        $   455
     Accounts receivable, less allowance of $753 in
        1997 and $952 in 1998                                17,671         19,754
     Inventories                                                300            389
     Prepaid expenses                                         1,088          2,545
     Deferred income taxes                                      364            273
                                                           -----------------------
Total current assets                                         20,318         23,416

Property and equipment:
     Land                                                     3,477          3,368
     Buildings                                                6,497          6,883
     Equipment                                                8,998         28,818
     Leasehold improvements                                     568          1,003
                                                           -----------------------
                                                             19,540         40,072

     Accumulated depreciation and amortization                3,755         10,152
                                                           -----------------------
                                                             15,785         29,920

Other assets                                                  3,290          3,472
Deferred income taxes                                           572           --
Assets of discontinued operations                            97,208           --
                                                           -----------------------
Total assets                                               $137,173        $56,808
                                                           =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                      $     72        $ 4,120
     Accrued payroll and related items                         --            1,769
     Insurance and claims accruals                            1,329          1,568
     Income taxes payable                                       150          1,249
     Other accrued expenses                                     212          2,470
     Current portion of long-term debt                          625          4,529
     Current portion of capital lease obligations               974            676
     Due to Truckload Business subsidiaries                  17,447           --
                                                           -----------------------
Total current liabilities                                    20,809         16,381

Long-term debt, less current portion                          3,508         15,403
Capital lease obligations, less current portion               4,746          4,723
Deferred income taxes                                          --            1,230
Liabilities of discontinued operations                       57,650           --
Commitments and contingencies                                  --             --

Shareholders' equity:
     Preferred stock, $.01 par value:
          Authorized shares - 5,000,000
          No shares issued                                     --             --
     Common stock, $.01 par value:
          Authorized shares - 20,000,000
          Issued and outstanding shares - 12,048,776 in
            1997 and 12,587,818 in 1998                         120            126
     Additional paid-in capital                              26,744         15,768
     Retained earnings                                       23,596          3,177
                                                           -----------------------
Total shareholders' equity                                   50,460         19,071
                                                           -----------------------
Total liabilities and shareholders' equity                 $137,173        $56,808
                                                           =======================


See accompanying notes.

                                                                     December 31
                                                                 1997           1998
                                                               -----------------------
                                                                   (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                          $     72        $ 4,120
     Accrued payroll and related items                             --            1,769
     Insurance and claims accruals                                1,329          1,568
     Income taxes payable                                           150          1,249
     Other accrued expenses                                         212          2,470
     Current portion of long-term debt                              625          4,529
     Current portion of capital lease obligations                   974            676
     Due to Truckload Business subsidiaries                      17,447           --
                                                               -----------------------
Total current liabilities                                        20,809         16,381

Long-term debt, less current portion                              3,508         15,403
Capital lease obligations, less current portion                   4,746          4,723
Deferred income taxes                                              --            1,230
Liabilities of discontinued operations                           57,650           --
Commitments and contingencies                                      --             --

Shareholders' equity:
     Preferred stock, $.01 par value:
          Authorized shares - 5,000,000
          No shares issued                                         --             --
     Common stock, $.01 par value:
          Authorized shares - 20,000,000
          Issued and outstanding shares - 12,048,776 in
            1997 and 12,587,818 in 1998                             120            126
     Additional paid-in capital                                  26,744         15,768
     Retained earnings                                           23,596          3,177
                                                               -----------------------
Total shareholders' equity                                       50,460         19,071
                                                               -----------------------
Total liabilities and shareholders' equity                     $137,173        $56,808
                                                               =======================


See accompanying notes.

                             Forward Air Corporation

                        Consolidated Statements of Income


                                                              Year ended December 31
                                                        1996           1997           1998
                                                     ----------------------------------------
                                                      (In thousands, except per share data)
Operating revenue                                    $ 80,737       $ 105,140       $ 130,438


Operating expenses:
     Purchased transportation:
        Provided by non-affiliated entities            30,041          39,647          51,914
        Provided by Truckload Business                  5,881           6,137           4,431
     Salaries, wages and employee benefits             18,211          24,808          31,191
     Operating leases                                   4,889           5,867           6,876
     Depreciation and amortization                      2,085           2,902           4,346
     Insurance and claims                               1,710           2,089           2,402
     Other operating expenses                           9,404          10,626          13,267
                                                     ----------------------------------------
                                                       72,221          92,076         114,427
                                                     ----------------------------------------
Income from operations                                  8,516          13,064          16,011

Other income (expense):
     Interest expense                                    (743)           (796)         (1,206)
     Other, net                                             2             (84)             37
                                                     ----------------------------------------
                                                         (741)           (880)         (1,169)
                                                     ----------------------------------------
Income from continuing operations before
    income taxes                                        7,775          12,184          14,842
Income taxes                                            2,891           4,740           5,653
                                                     ----------------------------------------
Income from continuing operations                       4,884           7,444           9,189
                                                     ----------------------------------------
Discontinued operations:
   Income (loss) from operations
      (less income taxes (benefit) of $(432),
      $751 and $850, respectively)                       (905)          1,150           1,345
   Loss on Spin-off (less income taxes of $-0-,
      $-0- and $440, respectively)                       --              --              (380)
                                                     ----------------------------------------
                                                         (905)          1,150             965
                                                     ----------------------------------------
Net income                                           $  3,979       $   8,594       $  10,154
                                                     ========================================

Income per share:
     Basic:
        Income from continuing operations            $    .41       $     .62       $     .74
        Income (loss) from discontinued
           operations                                    (.07)            .10             .08
                                                     ----------------------------------------
        Net income                                   $    .34       $     .72       $     .82
                                                     ========================================
     Diluted:
        Income from continuing operations            $    .40       $     .60       $     .72
        Income (loss) from discontinued
           operations                                    (.07)            .10             .07
                                                     ----------------------------------------
        Net income                                   $    .33       $     .70       $     .79
                                                     ========================================

See accompanying notes.

                             Forward Air Corporation

                 Consolidated Statements of Shareholders' Equity


                                                  Common Stock              Additional                             Total
                                            -------------------------        Paid-in           Retained         Shareholders'
                                               Shares         Amount         Capital           Earnings            Equity
                                            ---------------------------------------------------------------------------------
                                                                              (In thousands)
Balance at December 31, 1995                   5,864          $ 59          $ 25,562           $ 11,023           $ 36,644
     Stock split effected in the
        form of a stock dividend               5,864            59               (59)              --                 --
     Net income for 1996                        --             --               --                3,979              3,979
     Exercise of stock options                   166             1               580               --                  581
     Common Stock issued under
        employee stock purchase plan              12           --                 60               --                   60
                                            ---------------------------------------------------------------------------------
Balance at December 31, 1996                  11,906           119            26,143             15,002             41,264
     Net income for 1997                        --             --               --                8,594              8,594
     Exercise of stock options                   122             1               489               --                  490
     Common Stock issued under
        employee stock purchase plan              21           --                112               --                  112
                                            ---------------------------------------------------------------------------------
Balance at December 31, 1997                  12,049           120            26,744             23,596             50,460
     Net income for 1998                        --             --               --               10,154             10,154
     Exercise of stock options                   532             6             2,404               --                2,410
     Common Stock issued under
        employee stock purchase plan               7           --                 69               --                   69
     Income tax benefit from stock
        options exercised                       --             --                232               --                  232
     Spin-off of Landair Corporation            --             --            (13,681)           (30,573)           (44,254)
                                            ---------------------------------------------------------------------------------
Balance at December 31, 1998                  12,588          $126          $ 15,768           $  3,177           $ 19,071
                                            =================================================================================

See accompanying notes.

                             Forward Air Corporation

                      Consolidated Statements of Cash Flows


                                                                     Year ended December 31
                                                                 1996         1997          1998
                                                               ------------------------------------
                                                                          (In thousands)
OPERATING ACTIVITIES
Net income                                                     $ 3,979       $ 8,594       $ 10,154
Adjustments to reconcile net income to
     net cash provided by operating activities:
          (Income) loss from discontinued operations               905        (1,150)        (2,075)
          Depreciation and amortization                          2,085         2,902          4,346
          Gain on sale of property and equipment                  (321)         --             (128)
          Provision for losses on receivables                      495           515            438
          Provision for revenue adjustments                        760         1,488          1,641
          Deferred income taxes                                   (251)        1,747          1,893
          Changes in operating assets and liabilities,
             net of effects from acquisition of business:
                Accounts receivable                             (6,737)       (5,677)        (4,162)
                Inventories                                          2           (88)           (89)
                Prepaid expenses                                   (84)         (644)        (1,191)
                Accounts payable and accrued expenses               77           666          8,314
                Income taxes                                       204           (53)           203
                Due to Truckload Business subsidiaries           2,044        (1,980)       (17,447)
                                                               ------------------------------------
Net cash provided by operating activities                        3,158         6,320          1,897

INVESTING ACTIVITIES
Purchases of property and equipment                             (4,086)       (3,602)       (11,764)
Proceeds from disposal of property and equipment                 1,654          --              117
Acquisition of business                                           --          (1,209)          --
Contribution of capital to discontinued operation                 --            --           (5,000)
Other                                                             (197)           (6)          (335)
                                                               ------------------------------------
Net cash used in investing activities                           (2,629)       (4,817)       (16,982)

FINANCING ACTIVITIES
Proceeds from long-term debt                                       897           812         21,792
Payments of long-term debt                                      (1,054)         (954)        (8,631)
Payments of capital lease obligations                           (1,002)       (1,226)          (995)
Proceeds from exercise of stock options                            581           490          2,410
Proceeds from Common Stock issued under
    employee stock purchase plan                                    60           112             69
                                                               ------------------------------------
Net cash provided by (used in) financing activities               (518)         (766)        14,645
                                                               ------------------------------------
Net increase (decrease) in cash and cash equivalents                11           737           (440)
Cash and cash equivalents at beginning of year                     147           158            895
                                                               ------------------------------------
Cash and cash equivalents at end of year                       $   158       $   895       $    455
                                                               ====================================

See accompanying notes.

                             Forward Air Corporation

                   Notes to Consolidated Financial Statements

                                December 31, 1998

1.  ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of the Company include Forward Air Corporation (formerly Landair Services, Inc. until August 26, 1998) and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

On July 9, 1998 (the "Measurement Date"), the Board of Directors of the Company authorized the separation of the Company into two publicly-held corporations, one owning and operating the deferred air freight operations and the other owning and operating the truckload operations (the "Spin-off").

The Spin-off was effected on September 23, 1998 through the distribution to shareholders of the Company of all of the outstanding shares of common stock of a new truckload holding company, Landair Corporation. Pursuant to the Spin-off, the common stock of Landair Corporation was distributed on a pro rata basis of one share of Landair Corporation common stock for every one share of the Company's common stock held. Subsequent to the Spin-off, the Company has continued as the legal entity that owns and operates the deferred air freight operations through its operating subsidiaries and Landair Corporation is the legal entity that owns and operates the truckload operations. Additionally, the name Landair Services, Inc. was changed to Forward Air Corporation on August 26, 1998. As a result of the Spin-off, the results of operations and cash flows of the Truckload Business have been reported as discontinued operations for all periods presented in the accompanying consolidated financial statements (see
Note 2).

As used in the accompanying consolidated financial statements, the term "Forward Air Business" refers to the deferred air freight operations; the term "Truckload Business" refers to the truckload operations; and the "Company" refers to the entity which, prior to the Spin-off, operated both the Forward Air Business and the Truckload Business and which, after the Spin-off, continues to operate the Forward Air Business.

The continuing operations of the Company included in these financial statements include the assets and liabilities and results of operations directly related to the Forward Air Business for all periods presented. Significant changes could have occurred in the funding and operations of the Forward Air Business had it been operated as an independent stand-alone entity during those periods, which could have had a significant impact on its financial position and results of operations. As a result, the financial information included in these financial statements is not necessarily indicative of the financial position and results of operations of the Forward Air Business which might have occurred had it been a stand-alone entity.

                             Forward Air Corporation

1.  ACCOUNTING POLICIES (CONTINUED)

The Company operates a comprehensive national network for the time-definite surface transportation of deferred freight. The Company provides its transportation services through a network of terminals located on or near airports in the United States and Canada. The Company's customers consist primarily of freight forwarders, domestic and international airlines and integrated air cargo carriers. The Company's operations involve receiving deferred freight shipments at its terminals and transporting them by truck to the terminal nearest their destination.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

OWNERSHIP

Scott M. Niswonger (Chairman and Chief Executive Officer) was the majority shareholder of the Company during all periods presented.

OPERATING REVENUE

Operating revenue and related costs are recognized as of the date shipments are completed. No single customer accounted for more than 10% of operating revenue from continuing operations in 1996, 1997 or 1998.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories of tires, replacement parts, supplies, and fuel for revenue equipment are stated at the lower of cost or market utilizing the FIFO (first-in, first-out) method of determining cost.

                             Forward Air Corporation

1.  ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment is calculated based upon the cost of the asset, reduced by its estimated salvage value, using the straight-line method over the estimated useful lives as follows:

         Buildings..........................      30-40 years
         Equipment..........................       3-10 years
         Leasehold improvements.............       1-15 years

Interest payments during 1996, 1997 and 1998 were $746,000, $825,000 and $1,154,000, respectively. No interest was capitalized during the three years ended December 31, 1998. During 1996, 1997 and 1998, the Company added equipment of $2,417,000, $-0- and $-0-, through capital leases, respectively.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The measurement of possible impairment is based upon determining whether projected undiscounted future cash flows from the use of the asset over the remaining depreciation or amortization period are less than the carrying value of the asset. As of December 31, 1998, in the opinion of management, there has been no such impairment.

INSURANCE AND CLAIMS ACCRUALS

The primary claims in the Company's business are workers' compensation, property damage, auto liability and medical benefits. Most of the Company's insurance coverage provides for self-insurance levels with primary and excess coverage which management believes is sufficient to adequately protect the Company from catastrophic claims. In the opinion of management, adequate provision has been made for all incurred claims up to the self-insured limits.

INCOME PER SHARE

The Company calculates income per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. Under SFAS No. 128, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes any dilutive effects of options, warrants and convertible securities, and uses the treasury stock method in calculating dilution. All earnings per share data included in the consolidated financial statements and notes thereto have been restated to give effect to a two-for-one stock split (see Note 13).

                             Forward Air Corporation

1.  ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE STOCK OPTIONS

The Company grants options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the grant date. The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

COMMON EXPENSES

Prior to 1998, certain administrative expenses, consisting of payroll, legal, accounting, rent and depreciation for shared facilities, and other common expenses which could not be specifically identified to either the deferred air freight operations or the truckload operations have been allocated between the Forward Air Business and the Truckload Business based on their relative percentages of operating revenue. In 1998, certain administrative and back office functions continue to be shared by both the Forward Air Business and the Truckload Business. The expenses related to these services were allocated to the Forward Air Business and the Truckload Business in accordance with the provisions of a Transition Services Agreement as discussed in Note 2. These administrative expenses, which would have been incurred by the Forward Air Business and the Truckload Business if each had been operated as an independent stand-alone entity, totaled $3,157,000, $5,039,000 and $2,794,000 for the
Forward Air Business and $3,225,000, $4,420,000 and $3,208,000 for the Truckload Business in 1996, 1997, and for the period January 1, 1998 through September 23, 1998, respectively.

Interest expense of $743,000, $796,000 and $661,000 for the Forward Air Business and $2,221,000, $1,826,000 and $1,382,000 for the Truckload Business in 1996,
1997, and for the period from January 1, 1998 through September 23, 1998, respectively, has been allocated by the Company on an annual basis based upon the pro rata share of average operating assets of the Truckload Business and the Forward Air Business.

Management believes these allocation methods are reasonable.

ACCOUNTING PRONOUNCEMENTS

In 1998, the Company adopted a new disclosure pronouncement, SFAS No. 130, Reporting Comprehensive Income. The Company had no items of other comprehensive income and, accordingly, adoption of the Statement had no effect on the consolidated financial statements.

                             Forward Air Corporation

1.  ACCOUNTING POLICIES (CONTINUED)

In 1998, the Company also adopted another new disclosure pronouncement, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires companies to report selected segment information when certain size tests are met. Management has determined that the Company operates in only one segment meeting the applicable tests.

In 1998, the Company early-adopted Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires capitalization of certain costs to purchase or develop internal-use software, and amortization of these costs over their estimated useful life. The adoption of SOP 98-1 did not materially change the accounting for internal-use software development costs from that previously followed by the Company. During 1997 and 1998, the Company capitalized approximately $402,000 and $451,000 of internal-use software development costs. In 1998, the Company also capitalized in accordance with SFAS No. 86, Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, approximately $234,000 of costs related to software being developed for both internal and external use. In years prior to 1998, the Company did not incur significant external-use software development costs.

Costs related to software developed for internal use are amortized using the straight-line method over an estimated five year life. Costs related to software developed for both internal and external use will be amortized using either a revenue-based method or the straight-line method, whichever provides the greater amortization amount. No amortization of capitalized external-use software development costs was recorded in 1998 since the projects were under development throughout the period.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is required to be adopted by the Company in 2000. Management does not anticipate that the adoption of the Statement will have a significant effect on the financial position or results of operations of the Company.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements to conform to the 1998 presentation. These reclassifications had no effect on net income as previously reported.

                             Forward Air Corporation

2.  DISCONTINUED OPERATIONS

As discussed in Note 1, on July 9, 1998, the Board of Directors of the Company authorized the separation of the Company into two publicly-held corporations, one owning and operating the Forward Air Business and the other owning and operating the Truckload Business. The Spin-off was effected on September 23, 1998.

A summary of the net assets distributed to Landair Corporation on September 23, 1998 is as follows (in thousands):

         Current assets                                          $ 22,754
         Property and equipment, net                               62,244
         Other assets                                                  39
                                                                 --------
            Assets of discontinued operations                      85,037
                                                                 --------
         Current liabilities                                      (21,009)
         Long-term debt and capital lease obligations              (7,972)
         Deferred income taxes                                    (11,802)
                                                                 --------
            Liabilities of discontinued operations                (40,783)
                                                                 --------
            Net assets of discontinued operations                $ 44,254
                                                                 ========

Prior to the Spin-off, the Company made a $5.0 million contribution of capital in the form of cash to Landair Corporation. In addition, Landair Corporation contributed to the Company approximately $2.4 million of net assets related to the Forward Air Business. The above net assets include these transactions. The distribution of the net assets of Landair Corporation on September 23, 1998,was charged to retained earnings, to the extent that the Company had positive retained earnings, with the remainder to additional paid-in capital.

Summarized income statement information relating to the Truckload Business (as reported in discontinued operations) is as follows (in thousands):

                                             1996         1997        1998(1)
                                           --------     --------     --------
      Operating revenue                    $ 82,242     $ 91,398     $ 51,543
      Operating expenses                     81,417       87,659       48,450
                                           --------     --------     --------
      Income from operations                    825        3,739        3,093
      Interest expense                       (2,221)      (1,826)        (924)
      Other income (expense)                     59          (12)          26
                                           --------     --------     --------
      Income (loss) before income taxes      (1,337)       1,901        2,195
      Income taxes (benefit)                   (432)         751          850
                                           --------     --------     --------
      Income (loss) from discontinued
         operations                        $   (905)    $  1,150     $  1,345
                                           ========     ========     ========

                             Forward Air Corporation

2.  DISCONTINUED OPERATIONS (CONTINUED)

(1) The fiscal 1998 summarized income statement information above includes the results of operations only through the July 9, 1998 Measurement Date.

The loss on Spin-off in the amount of $380,000 recorded in 1998 includes the net of the after-tax income of the discontinued operations from the Measurement Date through the date of the Spin-off of $730,000 ($1,170,000 on a pre-tax basis), and costs associated with the Spin-off of $1,110,000. The costs associated with the Spin-off represent the cost of separating the two businesses which are non-deductible for income tax purposes.

In connection with the Spin-off, the Company and Landair Corporation entered into certain agreements which were effective upon the actual separation of the two companies. The agreements were entered into to facilitate orderly changes from an integrated transportation company to separate deferred air freight and truckload operating companies in a way which is minimally disruptive to each entity. Following are summaries of the principal agreements:

DISTRIBUTION AGREEMENT

The Distribution Agreement provided for, among other things, the principal corporate transactions required to effect the Spin-off and the allocation of certain assets and liabilities between the Company and Landair Corporation. The Distribution Agreement provides that the Company and Landair Corporation each have sole responsibility for claims arising out of their respective activities after the Spin-off. It also provides that each party will indemnify the other in the event of certain liabilities arising under the federal securities laws, and that, for a period of three years after the Spin-off, neither the Company nor Landair Corporation will directly solicit the employment of any employee of the other company or its affiliates without the prior written consent of such other company.

TRANSITION SERVICES AGREEMENT

The Transition Services Agreement describes the services which the Company and Landair Corporation provide to each other following the Spin-off. Services performed under the Transition Services Agreement are negotiated and paid for on an arm's-length basis. The Transition Services Agreement has an eighteen-month term, except that information technology services to be provided by the Company to Landair Corporation have a thirty-six month term. Notwithstanding the stated term of the Transition Services Agreement, the Company or Landair Corporation, as recipients of the services, may terminate any or all such services at any time on thirty days' irrevocable written notice, and the Company or Landair Corporation, as providers of

                             Forward Air Corporation

2.  DISCONTINUED OPERATIONS (CONTINUED)

the services, may at any time after the first anniversary of the Spin-off, terminate any or all of the services, other than the information technology services, on three months' irrevocable notice.

EMPLOYEE BENEFIT MATTERS AGREEMENT

The Employee Benefit Matters Agreement provides for the treatment of employee benefit matters and other compensation arrangements for the employees of the Company and Landair Corporation after the Spin-off. Pursuant to this agreement, the Company is continuing sponsorship of the various employee benefit plans and welfare plans of the Company with respect to employees of the Company after the Spin-off, and Landair Corporation is required to establish such similar plans which will allow Landair Corporation to provide to its employees after the Spin-off substantially the same benefits previously provided to them as employees of the Company. This Employee Benefit Matters Agreement also provided for the adjustment and conversion of the existing non-exercisable stock options of the Company into options of Landair Corporation for those employees that continued employment with Landair Corporation after the Spin-off. (See Note 5).

TAX SHARING AGREEMENT

The Tax Sharing Agreement describes the responsibilities of the Company and Landair Corporation with respect to all tax matters occurring prior to and after the Spin-off. The Tax Sharing Agreement provides for the allocation of tax expense, assessments, refunds and other tax benefits. The Agreement also sets forth the responsibility for filing tax returns and provides for reasonable cooperation in the event of any audit, litigation or other proceeding with respect to any federal, state or local tax.

3.  ACQUISITION OF BUSINESS

On October 27, 1997, the Company acquired the air cargo operating assets of Adams Air Cargo, Inc., a surface transportation contractor to the air cargo industry based in Arbuckle, California. The Company paid approximately $1,209,000 in cash, issued a note payable of $1,800,000, and assumed debt and capital lease obligations of $967,000 and $1,563,000, respectively. The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated on the basis of the estimated fair value of the net assets acquired, resulting in goodwill of approximately $2,922,000. The goodwill is being amortized on a straight-line basis over a life of 20 years. Accumulated amortization of the goodwill totaled $23,000 and $161,000 at December 31, 1997 and 1998, respectively. The results of operations for the acquired business have been included in the consolidated statements of income from the acquisition date forward. Pro forma results of operations for 1996 and 1997 would not differ materially from the Company's historical results.

                             Forward Air Corporation

4.  LONG-TERM DEBT

Long-term debt consists of the following:


                                                                      December 31
                                                                 1997            1998
                                                             ----------------------------
                                                                     (In thousands)
Line of credit                                               $   2,163           $     --
Installment Equipment Loan Agreements                               --             18,540
Other notes payable, including interest ranging from
     6.9% to 7.9%                                                1,970              1,392
                                                             ----------------------------
                                                                 4,133             19,932
Less current portion                                               625              4,529
                                                             ----------------------------
                                                             $   3,508           $ 15,403
                                                             ============================

Effective with the Spin-off of Landair Corporation on September 23, 1998, the Company entered into a $20.0 million working capital line of credit facility with a Tennessee bank which expires in September 2000. Interest rates for advances under the facility vary from LIBOR plus 1.0% to 1.9% based upon covenants related to total indebtedness, cash flows, results of operations and other ratios (6.9% at December 31, 1998). Advances are collateralized primarily by accounts receivable. The agreement contains, among other things, restrictions that do not allow the payment of dividends, and requires the maintenance of certain levels of net worth and other financial ratios. At December 31, 1998, the Company had no borrowings outstanding under the line and had utilized $3.6 million of availability for outstanding letters of credit.

Prior to the Spin-off, the Company had a $15.0 million line of credit agreement with the same Tennessee bank. Advances outstanding under the line carried interest at the bank's base rate less 1.0% (7.5% at December 31, 1997) and were collateralized primarily by accounts receivable. The agreement contained restrictive financial covenants similar to those contained in the current agreement. At December 31, 1997, the Company had $2.2 million outstanding under the line and had utilized $2.9 million of availability for outstanding letters of credit.

The Company has equipment loan agreements (the "Equipment Loan Agreements") with two Tennessee banks which permit the Company to borrow up to $25.0 million for the purchase of operating equipment. Interest rates for advances under the facilities vary from LIBOR plus .8% to 1.9% based upon covenants related to total indebtedness, cash flows, results of operations and other ratios (5.9% to 7.0% at December 31, 1998). The advances are collateralized by equipment purchased with the proceeds from the Equipment Loan Agreements, and contain restrictions and covenants similar to the line of credit agreement described above. At December 31, 1998, the Company had additional borrowing capacity available of $6.5 million under the

                             Forward Air Corporation

4.  LONG-TERM DEBT (CONTINUED)

Equipment Loan Agreements. Equipment collateralizing these agreements has a carrying value of approximately $14,091,000 at December 31, 1998.

Maturities of long-term debt are as follows (in thousands):

                     1999                        $  4,529
                     2000                           5,508
                     2001                           5,414
                     2002                           2,308
                     2003                           2,173
                     Thereafter                        --
                                                 --------
                                                 $ 19,932
                                                 ========

5.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS

Preferred Stock -- The Board of Directors is authorized to issue, at its discretion, up to 5,000,000 shares of preferred stock, par value $.01. The terms and conditions of the preferred shares are to be determined by the Board of Directors. No shares have been issued to date.

Employee Stock Option and Incentive Plan -- The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its employee stock options. Under Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

At December 31, 1996, 1997 and 1998, the Company had reserved 2,000,000 shares of common stock under a Stock Option and Incentive Plan. Options issued under the Plan have eight to ten year terms and vest over a four to five year period.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock Based Compensation, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998, respectively: risk-free interest rates of 6.4%, 5.8% and 4.7%; dividend ratio of zero; volatility factors of the expected market price of the common stock of 0.5; and a weighted-average expected life of the option of seven years.

                             Forward Air Corporation

5.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share data):

                                           1996            1997           1998
                                          ------          ------         ------
  Pro forma net income                    $3,506          $7,980         $9,839
  Pro forma net income per share:
       Basic                              $  .30          $  .67         $  .79
       Diluted                            $  .29          $  .65         $  .77


Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect is not fully reflected above.

A summary of the Company's employee stock option activity and related information for the years ended December 31 follows:

                                       1996                            1997                         1998
                                       ----                            ----                         ----
                           Options     Weighted-Average   Options     Weighted-Average   Options    Weighted-Average
                            (000)       Exercise Price     (000)       Exercise Price     (000)      Exercise Price
                           --------    ----------------   -------     ----------------   -------    ----------------
Outstanding - beginning
   of year                     842          $ 5            1,150           $ 6            1,209          $  6
      Granted/converted        570            7              222             6              170             7
      Exercised               (166)           4             (122)            4             (472)            4
      Forfeited                (96)           5              (41)            7             (142)            5
                           -------          ---            -----           ---            -----           ---
Outstanding - end of year    1,150          $ 6            1,209           $ 6              765           $ 6
                           =======          ===            =====           ===            =====           ===
Exercisable at end of year     398          $ 5              536           $ 6              403           $ 6
                           =======          ===            =====           ===            =====           ===
Options available for
   grant                       418                           236                            209
                           =======                         =====                          =====
Weighted-average fair
   value of options
   granted during the
   year                    $  3.00                         $3.07                          $5.06
                           =======                         =====                          =====

                             Forward Air Corporation

5.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED)

Exercise prices for options outstanding, as of December 31, 1996, 1997 and 1998 ranged from $2.50 to $12.813.

Under the provisions of the Company's stock option plan, options to purchase shares of the Company's common stock that were exercisable at the time of the Spin-off, and that were held by those employees who terminated employment with the Company and became employees of Landair Corporation upon the Spin-off, were canceled if not exercised prior to such employees' termination of employment with the Company. Accordingly, employees that were leaving the Company and continuing as employees of Landair Corporation exercised 198,000 vested options during 1998 prior to the Spin-off. Unexercisable options held by employees of the Company who remained or became employees of Landair Corporation upon consummation of the Spin-off which totaled 102,000 were converted into options to purchase Landair Corporation common stock under Landair Corporation's Stock Option and Incentive Plan. Such conversion was on the basis of a formula designed to preserve the fair market value of such converted options on the date of the Spin-off. All options held by employees of the Company who remained or became employees of the Company upon consummation of the Spin-off were adjusted on the basis of a formula designed to preserve the fair market value of such options on the date of the Spin-off. The adjustment of these options resulted in the grant of options to purchase 150,000 additional shares during the year ended December 31, 1998.

Non-Employee Director Options -- In May 1996 and 1997 and August 1998, options to purchase 45,000, 30,000 and 30,000 shares of common stock, respectively, were granted to the non-employee directors of the Company at option prices of $7.50, $7.00 and $11.50 per share, respectively. All options held by directors of the Company were adjusted on the basis of a formula designed to preserve the fair market value of such options on the date of the Spin-off. The adjustment of these options resulted in the grant of options to purchase 30,000 additional shares during the year ended December 31, 1998.

The options have terms of ten years and are exercisable in installments which vest over two-year periods from the date of grant. At December 31, 1998, 150,000 options are outstanding and will expire in May 2005 through July 2008, unless a non-employee director resigns or is not re-elected, in which event the options expire 90 days after the option holder is no longer a non-employee director.

Employee Stock Purchase Plan -- The Company implemented an employee stock purchase plan effective January 1, 1996 at which time participating employees became entitled to purchase common stock through payroll deduction of up to 10% of the employee's annual compensation. The issue price of the common stock is equal to the lesser of (1) 85% of market price on the first

                             Forward Air Corporation

5.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED)

trading day of the semi-annual enrollment period or (2) 85% of market price on the last trading day of the semi-annual enrollment period. The Company has reserved 600,000 shares of common stock for issuance pursuant to the plan. At December 31, 1998, approximately 40,000 shares had been issued under the Plan.

Earnings Per Share -- The following table sets forth the computation of basic and diluted income per share (in thousands, except per share data):


                                                       1996          1997           1998
                                                     --------------------------------------
Numerator:
     Numerator for basic and diluted income
        per share:
        Income from continuing operations            $  4,884       $ 7,444      $    9,189
        Income (loss) from discontinued
           operations                                    (905)        1,150             965
                                                     --------------------------------------
        Net income                                   $  3,979       $ 8,594      $   10,154
                                                     ======================================
Denominator:
     Denominator for basic income per share-
         weighted-average shares                       11,856        11,936          12,393
     Effect of dilutive stock options                     242           418             453
                                                     --------------------------------------
     Denominator for diluted income per share-
         adjusted weighted-average shares              12,098        12,354          12,846
                                                     ======================================
Income per share - basic:
        Income from continuing operations            $    .41       $   .62      $      .74
        Income (loss) from discontinued
           operations                                    (.07)          .10             .08
                                                     --------------------------------------
        Net income                                   $    .34       $   .72      $      .82
                                                     ======================================
Income per share - diluted:
       Income from continuing operations             $    .40       $   .60      $      .72
       Income (loss) from discontinued
           operations                                    (.07)          .10             .07
                                                     --------------------------------------
        Net income                                   $    .33       $   .70      $      .79
                                                     ======================================
Securities that could potentially dilute basic
     net income per share in the future that
     were not included in the computation of
     diluted net income per share because to do
     so would have been antidilutive for the
     periods presented                                    902            38            --
                                                     ======================================

                             Forward Air Corporation

6.  INCOME TAXES

The Company and Landair Corporation entered into a Tax Sharing Agreement in connection with the Spin-off (see Note 2).

The provision for income taxes from continuing operations consists of the following:

                                   1996          1997         1998
                                 ----------------------------------
                                            (In thousands)
      Current:
                Federal          $ 2,708        $2,368       $3,246
                State                434           625          514
                                 ----------------------------------
                                   3,142         2,993        3,760
      Deferred:
                Federal             (221)        1,510        1,807
                State                (30)          237           86
                                 ----------------------------------
                                    (251)        1,747        1,893
                                 ----------------------------------
                                 $ 2,891        $4,740       $5,653
                                 ==================================

The historical income tax expense differs from the amounts computed by applying the federal statutory rate of 35% to income before income taxes as follows:


                                                      1996         1997         1998
                                                     --------------------------------
                                                              (In thousands)
    Tax expense at the statutory rate                $2,644       $4,142       $5,195
    State income taxes, net of federal benefit          209          547          397
    Meals and entertainment                              38           51           61
                                                     --------------------------------
                                                     $2,891       $4,740       $5,653
                                                     ================================

                             Forward Air Corporation

6.  INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            December 31
                                                         1997        1998
                                                        -------------------
                                                           (In thousands)
      Deferred tax assets:
             Accrued expenses                           $  483      $   713
             Alternative minimum tax credits             1,020         --
             Allowance for doubtful accounts               276          358
             Other                                        --            198
                                                        -------------------
      Total deferred tax assets                          1,779        1,269
      Deferred tax liabilities:
             Tax over book depreciation                    263        1,346
             Prepaid expenses deductible when paid         396          586
             Other                                         184          294
                                                        -------------------
      Total deferred tax liabilities                       843        2,226
                                                        -------------------
      Net deferred tax assets (liabilities)             $  936      $  (957)
                                                        ===================

The balance sheet classification of deferred income taxes is as follows:

                                                            December 31
                                                         1997        1998
                                                        -------------------
                                                           (In thousands)


      Current assets                                    $  364      $   273
      Noncurrent assets (liabilities)                      572       (1,230)
                                                        -------------------
                                                        $  936      $  (957)
                                                        ===================


Total income tax payments, net of refunds, during fiscal 1996, 1997 and 1998 were $2,939,000, $3,046,000 and $3,388,000, respectively.

                             Forward Air Corporation

7.  LEASES

The Company has a capital lease agreement (with a bargain purchase option) extending to 2008 with the Director of Development of the State of Ohio for a terminal facility located in Columbus, Ohio. The amounts due under the lease have been included in capital lease obligations. The Company is responsible for all taxes, assessments and other costs of ownership under the lease agreement. The lease also requires, among other things, restrictions on the payment of dividends and the maintenance of certain levels of net worth and other financial ratios.

The Company leases certain equipment under capital leases. These equipment leases expire in various years through 2001.

Property and equipment include the following amounts for leases that have been capitalized:

                                                    December 31
                                                 1997        1998
                                                ------------------
                                                  (In thousands)
      Land                                      $2,605      $2,605
      Buildings                                  3,675       3,675
      Equipment                                  2,417       3,611
                                                ------------------
                                                 8,697       9,891
      Less accumulated amortization                973       1,995
                                                ------------------
                                                $7,724      $7,896
                                                ==================

Amortization of leased assets is included in depreciation and amortization expense.

The Company also leases certain facilities and equipment under noncancellable operating leases that expire in various years through 2006. Certain of these leases may be renewed for periods varying from one to ten years. The Truckload Business shares certain facilities leased by the Company, and has been allocated a portion of the rent expense related thereto (see Note 1 - Common Expenses). As discussed below, the Company entered into lease or sublease agreements with Landair Corporation related to certain facilities on or prior to the date of the Spin-off.

Included in operating leases is an aircraft leased under a dry lease arrangement from a limited liability corporation owned by the Company's majority shareholder which expired in July 1998 and was renewed for an additional one year period. Under the terms of the lease agreement, the Company pays the limited liability corporation $700 per hour of usage subject to a 400 hour per year minimum usage guarantee. The total net amount of rent expense for this lease was $120,000, $280,000 and $423,000 in 1996, 1997 and 1998, respectively.

                             Forward Air Corporation

7.  LEASES (CONTINUED)

On or prior to the date of the Spin-off, the Company entered into subleases with Landair Corporation pursuant to which the Company is subleasing to Landair Corporation (i) a portion of its terminal facility in Columbus, Ohio that is leased by the Company from the Director of Development of the State of Ohio;
(ii) a portion of its terminal facility in Atlanta, Georgia; (iii) a portion of its facility in Indianapolis, Indiana; (iv) a portion of its terminal facility in Chicago, Illinois; (v) a portion of its terminal facility in Detroit, Michigan; and (vi) a portion of the headquarters of the Company in Greeneville, Tennessee that is leased from the Greeneville-Greene County Airport Authority. The Company subleases the Columbus and Atlanta terminal facilities for consideration based upon the cost of such facilities to the Company and an agreed upon percentage of usage. The Company subleases the Indianapolis, Chicago, Detroit and Greeneville facilities for consideration based upon an agreed upon percentage of usage.

Future minimum rental payments under capital leases and noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 1998:

                                                                Capital            Operating
         Fiscal Year                                             Leases             Leases
         -----------                                            -----------------------------
                                                                     (In thousands)
             1999                                               $  1,059            $  7,085
             2000                                                  1,076               4,490
             2001                                                    741               2,644
             2002                                                    701               1,511
             2003                                                    710                 560
         Thereafter                                                3,212                 151
                                                                --------            --------
         Total minimum lease payments                              7,499            $ 16,441
                                                                                    ========
         Amounts representing interest                             2,100
                                                                ---------
         Present value of net minimum lease payments
             (including current portion of $676)                $  5,399
                                                                =========


8.  TRANSACTIONS WITH THE TRUCKLOAD BUSINESS

The Company and the Truckload Business routinely engage in intercompany transactions as the Truckload Business hauls a portion of the deferred air freight shipments for the Company which are in excess of the Company's scheduled capacity. The cost of the shipments hauled by the Truckload Business is shown separately in the accompanying statements of income as purchased transportation provided by the Truckload Business.

                             Forward Air Corporation

8.  TRANSACTIONS WITH THE TRUCKLOAD BUSINESS (CONTINUED)

In accordance with the terms included in the Transition Services Agreement, subsequent to the Spin-off in 1998 the Company provided accounts payable, payroll, human resources, employee benefit plan administration, owner-operator settlement, central purchasing, accounting and legal, general administrative, and information technology services to the Truckload Business. The Company charged the Truckload Business $797,000 during the period September 24, 1998 through December 31, 1998 for these services. In addition, the Truckload Business provided the Company safety, licensing, permitting and fuel tax, recruiting and retention, and driver training center services subsequent to the Spin-off in 1998. The Truckload Business charged the Company $193,000 during the period September 24, 1998 through December 31, 1998 for these services.

At December 31, 1998, accounts payable included $687,000 of amounts due to Landair Corporation related to services covered under the Transition Services Agreement and various other transactions between both entities.

As discussed in Note 7, the Company subleases a portion of certain facilities to Landair Corporation.

The Due to Truckload Business subsidiaries in the accompanying December 31, 1997 balance sheet represented the net balance resulting from various intercompany transactions between the Company and the Truckload Business. There were no terms of settlement or interest charges associated with the account balance. The balance was primarily the result of Truckload's participation in the Company's central cash management program, wherein all of the Company's cash receipts were remitted to a Truckload Business subsidiary and all cash disbursements were funded by a Truckload Business subsidiary. Other transactions included intercompany freight transactions as discussed above, the federal income tax liability (benefit) provided by the Truckload Business to the consolidated tax liability, and miscellaneous other common expenses incurred between the Company and the Truckload Business. In connection with the Spin-off, the Company settled all intercompany balances for cash.

                             Forward Air Corporation

An analysis of transactions in the Due to Truckload Business subsidiaries account follows (in thousands):

                                                       1996             1997             1998
                                                     ----------      ---------        ---------
Balance at beginning of year                         $ (17,383)      $ (19,427)       $ (17,447)
Net cash remitted to the Truckload Business              1,492           2,065           17,366
Net intercompany freight transactions                   (5,881)         (6,137)          (4,431)
Current federal income tax benefit provided
   by the Truckload Business                            (3,101)           (194)             (78)
Net administrative expenses and interest
   allocated to the Truckload Business                   5,446           6,246            4,590
                                                     ---------       ---------        ---------
Balance at end of year                               $ (19,427)      $ (17,447)       $      --
                                                     =========       =========        =========

9.  COMMITMENTS AND CONTINGENCIES

The Company is, from time to time, a party to litigation arising in the normal course of its business, most of which involve claims for personal injury and property damage incurred in connection with the transportation of freight. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial condition or results of operations of the Company.

10.  EMPLOYEE BENEFIT PLAN

The Company has a retirement savings plan (the "401(k) Plan"). The 401(k) Plan is a defined contribution plan whereby employees who have completed one year of service, a minimum of 1,000 hours of service and are age 21 or older are eligible to participate. The 401(k) Plan allows eligible employees to make contributions of 2% to 10% of their annual compensation. Employer contributions are made at 25% of the employee's contribution up to a maximum of 4% of total annual compensation. Employer contributions vest 20% after two years of service and continue vesting 20% per year until fully vested. The Company's matching contribution included in income from continuing operations for 1996, 1997 and 1998 was approximately $53,000, $69,000 and $71,000, respectively. In connection with the Spin-off, the account balances of Truckload employees will be transferred to a Landair Corporation plan in a trust-to-trust transfer during 1999.

                             Forward Air Corporation

11.  FINANCIAL INSTRUMENTS

Off Balance Sheet Risk

At December 31, 1998, the Company had letters of credit outstanding totaling $3,572,000, all of which guarantee obligations carried on the balance sheet.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company does not generally require collateral from its customers. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

          Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

          Long- and short-term debt: The carrying amounts of the Company's borrowings under its revolving credit arrangement approximate fair value. The fair value of the Company's long-term debt and capital lease obligations is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:


                                                      1997                                  1998
                                          ---------------------------           -------------------------------
                                            Carrying       Fair Value            Carrying         Fair Value
                                             Amount                               Amount
                                          ---------------------------           -------------------------------
                                                                     (In thousands)
Cash and cash equivalents                 $      895       $      895           $      455        $      455
Accounts receivable                           17,671           17,671               19,754            19,754
Accounts payable                                  72               72                4,120             4,120
Long-term debt and capital lease
   obligations                                 9,853            9,853               25,331            25,331

                             Forward Air Corporation

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1998:

                                                                            1997
                                           ------------------------------------------------------------------
                                             March 31           June 30         September 30      December 31
                                           ------------------------------------------------------------------
                                                          (In thousands, except per share data)
Operating revenue                          $   21,611         $   24,845        $   28,901        $   29,783
Income from operations                          1,766              3,190             4,553             3,555
Income from continuing operations                 964              1,773             2,611             2,096
Income (loss) from discontinued
   operations                                    (194)               171               566               607
Net income                                        770              1,944             3,177             2,703

Income per share:
      Basic:
         Income from continuing
            operations                     $      .08         $      .15        $      .22        $      .17
         Income (loss) from
            discontinued operations        $     (.01)        $      .01        $      .05        $      .05
         Net income                        $      .07         $      .16        $      .27        $      .22
      Diluted:
         Income from continuing
            operations                     $      .08         $      .14        $      .21        $      .17
         Income (loss) from
            discontinued operations        $     (.01)        $      .02        $      .05        $      .04
         Net income                        $      .07         $      .16        $      .26        $      .21


                                                                            1998
                                           ------------------------------------------------------------------
                                             March 31           June 30         September 30      December 31
                                           ------------------------------------------------------------------
                                                          (In thousands, except per share data)
Operating revenue                          $   28,850         $   30,739        $   33,354        $    37,495
Income from operations                          2,785              3,709             4,212              5,305
Income from continuing operations               1,565              2,167             2,468              2,989
Income from discontinued operations               676                289                --                 --
Net income                                      2,241              2,456             2,468              2,989

Income per share:
      Basic:
         Income from continuing
            operations                     $      .13         $      .17        $      .20        $       .24
         Income from discontinued
            operations                     $      .06         $      .03        $       --        $        --
         Net income                        $      .19         $      .20        $      .20        $       .24
      Diluted:
         Income from continuing
            operations                     $      .12         $      .17        $      .20        $       .23
         Income from discontinued
            operations                     $      .06         $      .02        $       --        $        --
         Net income                        $      .18         $      .19        $      .20        $       .23

                             Forward Air Corporation

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (CONTINUED)

During the third quarter of 1997, the Company benefited from non-recurring revenue that resulted from the UPS strike. This additional revenue net of variable costs and income taxes, but not allocated fixed costs, resulted in an estimated additional $1.2 million of pre-tax income from continuing operations and $.06 of diluted income from continuing operations per share during the quarter.

13.  SUBSEQUENT EVENT

On February 24, 1999, the Board of Directors approved a two-for-one split of the common shares which will be distributed on March 19, 1999 to shareholders of record as of March 12, 1999. Common stock issued and additional paid-in capital have been restated to reflect this split for all years presented. All common share and per share data included in the consolidated financial statements and notes thereto have been restated to give effect to the stock split.

                                3,000,000 SHARES





                        [FORWARD AIR CORPORATION'S LOGO]




                                  COMMON STOCK


--------------------------------------------------------------------------------
                               P R O S P E C T U S
--------------------------------------------------------------------------------




                                 BT Alex. Brown

                          Morgan Keegan & Company, Inc.

                           Scott & Stringfellow, Inc.








                                 ________, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is an itemized statement of the amounts of all expenses expected to be incurred by the Registrant in connection with the issuance and distribution of the shares of common stock to be registered hereby, other than underwriting discounts and commissions.

           SEC Registration fee...............................................................       $     12,769
           NASD filing fee....................................................................              5,093
           NASDAQ fee.........................................................................             17,500
           Blue sky fees and expenses.........................................................                  *
           Printing expenses..................................................................                  *
           Legal fees and expenses............................................................                  *
           Accounting fees and expenses.......................................................                  *
           Transfer Agent and Registrar fees..................................................                  *
           Miscellaneous expenses.............................................................                  *
                                                                                                     ------------
                    Total.....................................................................       $          *
                                                                                                     ============

           -------------------------
           * To be completed by amendment.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Tennessee Business Corporation Act (the "Tennessee Act") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty. The duty of care requires that, when acting on behalf of the corporation, directors must exercise informed business judgment based upon all material information reasonably available to them. Absent the limitations now authorized by the Tennessee Act, directors are accountable to corporations and their shareholders for monetary damages only for conduct constituting gross negligence in the exercise of their duty of care. Although the statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter of the Company limits the liability of directors (in their capacity as directors but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by the laws of the State of Tennessee, as so amended.

         Specifically, directors of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty; (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for unlawful distributions. The Charter provides that if the Tennessee Act is amended after the effective date of the Charter to authorize corporate action further eliminating or limiting the personal liability of the directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the laws of the State of Tennessee, as so amended.

         The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

         The Company's Charter and Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by the law of the State of Tennessee. Section 48-15-502 of the Tennessee Act provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         The Company has obtained an insurance policy that insures its directors and officers against certain liabilities.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)    Exhibits.

 EXHIBIT
 NUMBER                        DESCRIPTION
 ------- --------------------------------------------------------------

(a)1.1   Form of Underwriting Agreement

(b)2.1 Form of Distribution Agreement between Forward Air Corporation and Landair Corporation dated as of September 18, 1998

(c)4.1   Restated Charter of the Registrant

(d)4.2   Bylaws of the Registrant, as amended

(d)4.3   Specimen Stock Certificate

(a)5.1   Opinion of Bass, Berry & Sims PLC

  23.1   Consent of Ernst & Young LLP

  23.2   Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)

  24     Power of Attorney (included in signature page)

         (a) To be filed by amendment

         (b) Filed as an exhibit to Landair Corporation's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

         (c) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

         (d) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

ITEM 17.   UNDERTAKINGS.

           (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c)    The undersigned Registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

           (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greeneville, State of Tennessee, on April 7, 1999.

                                        FORWARD AIR CORPORATION

                                        By: /s/ Scott M. Niswonger
                                           -------------------------------------
                                                     Scott M. Niswonger
                                                  Chairman of the Board and
                                                   Chief Executive Officer

                                POWER OF ATTORNEY

         Know all men by these presents, that each person whose signature appears below constitutes and appoints Scott M. Niswonger and Richard H. Roberts (with full power to each of them to act alone) as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement, including post-effective amendments filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  NAME                                 CAPACITY                              DATE
-----------------------------------------  ---------------------------------  ---------------------------------



        /s/ Scott M. Niswonger             Chairman and Chief Executive                 April 7, 1999
-----------------------------------------  Officer (Principal Executive
           Scott M. Niswonger              Officer)


         /s/ Bruce A. Campbell             President and Chief Operating                April 7, 1999
-----------------------------------------  Officer; Director
            Bruce A. Campbell

           /s/ Edward W. Cook
-----------------------------------------  Senior Vice President, Chief
             Edward W. Cook                Financial Officer and Treasurer;             April 7, 1999
                                           Director (Principal Financial and
                                           Accounting Officer)


         /s/ Richard H. Roberts            Senior Vice President, General               April 7, 1999
-----------------------------------------  Counsel and Secretary; Director
           Richard H. Roberts

        /s/ James A. Cronin, III
-----------------------------------------  Director                                     April 7, 1999
          James A. Cronin, III

       /s/ Hon. Robert Keith Gray          Director                                     April 7, 1999
-----------------------------------------
         Hon. Robert Keith Gray

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                    DESCRIPTION
-------        ------------------------------------------------------------------

(a)1.1         Form of Underwriting Agreement

(b)2.1         Form of Distribution Agreement between Forward Air Corporation and
               Landair Corporation dated as of September 18, 1998

(c)4.1         Restated Charter of the Registrant

(d)4.2         Bylaws of the Registrant, as amended

(d)4.3         Specimen Stock Certificate

(a)5.1         Opinion of Bass, Berry & Sims PLC

  23.1         Consent of Ernst & Young LLP

  23.2         Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)

  24           Power of Attorney (included in signature page)

         (a) To be filed by amendment

         (b) Filed as an exhibit to Landair Corporation's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

         (c) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

         (d) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.